MFS® INVESTMENT MANAGEMENT

500 BOYLSTON STREET — BOSTON — MASSACHUSETTS 02116-3741

617 — 954-5000

March 13, 2008

VIA EDGAR

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, enclosed herewith for filing are the following documents:

1.	Copies of the executed bonds:

a.	National Union Fire Insurance Company of Pittsburgh, PA (“AIG”) – Bond No. 058-43-89;

b.	National Union Fire Insurance Company of Pittsburgh, PA - Bond No. 053-43-89;

c.	CNA Excess Bond – Bond No. 169931271;

d.	Great American Insurance Company Excess Bond– Bond No. FS 554-47-26-02;

e.	Fidelity and Deposit Company of Maryland Excess Bond – Bond No. FIB 0005919-04;

f.	ICI Mutual Insurance Company Excess Bond– Bond No. 87067107B;

g.	Zurich American Insurance Company Excess Bond – Bond No. EOC 5871154 05;

h.	Fidelity and Deposit Company of Maryland Excess Bond – Bond No. FIB 0006362-02;

i.	The Hartford Universal Excess Policy No. FI 0246511;

j.	The Hartford Universal Excess Policy Insuring Agreements;

k.	The Hartford Endorsement No. 1;

l.	The Hartford Endorsement No. 2;

m.	The Hartford Endorsement No. 3;

n.	The Hartford Endorsement No. 4; and

o.	The Hartford Signature Page.

2.	A copy of the resolution of the Board of Trustees approving the form and amount of the bonds:

a.	Certificate of Assistant Secretary for MFS/Sun Life Series Trust & Compass Accounts, dated February 25, 2008; and

b.	Certificate of Assistant Secretary for MFS Series Trust I, II, III, IV, V, VI, VII, VIII, IX, X, XI, XII, XIII, XIV, XV, MFS Municipal Series Trust, MFS Variable Insurance Trust, MFS Variable Insurance Trust II (formerly, MFS/Sun Life Series Trust), MFS Institutional Trust, Massachusetts Investors Trust, Massachusetts Investors Growth Stock Fund, MFS Growth Opportunities Fund, MFS California Insured Municipal Fund, MFS Charter Income Trust, MFS Government Markets Income Trust, MFS High Income Municipal Trust, MFS High Yield Municipal Trust, MFS InterMarket Income Trust I, MFS Intermediate High Income Fund, MFS Intermediate Income Trust, MFS Investment Grade Municipal Trust, MFS Municipal Income Trust, MFS Multimarket Income Trust and MFS Special Value Trust, dated February 25, 2008.

3.	Fidelity Bond Claim Agreement, dated November 1, 1993, as amended and restated June 12, 2002, as amended and restated March 1, 2008 (and Exhibit A, as of September 25, 2007), between the investment company and all other parties to the joint insured bonds entered into pursuant to paragraph (f) of the Rule.

Had each of the Funds listed below on Attachment A not been named as an insured under the joint insured bonds in effect, it is estimated that each Fund would have been required to maintain coverage under the Rule as set forth on Attachment B.

The premium on the above-mentioned bonds has been paid from November 1, 2007 to November 1, 2008.

Very truly yours,

/s/ Susan S. Newton
Susan S. Newton Assistant Secretary and Assistant Clerk

/bjn

Attachments

ATTACHMENT A

MFS SERIES TRUST I (File Nos. 33-7638 and 811-4777)

MFS Cash Reserve Fund (“MCF”)

MFS Core Equity Fund (“RGI”)

MFS Core Growth Fund (CGF”)

MFS New Discovery Fund (“NDF”)

MFS Research International Fund (“RIF”)

MFS Strategic Growth Fund (“AGF”)

MFS Technology Fund (“SCT”)

MFS Value Fund (“EIF”)

MFS® SERIES TRUST II (File Nos. 33-7637 and 811-4775)

MFS Emerging Growth Fund (“MEG”)

MFS® SERIES TRUST III (File Nos. 2-60491 and 811-2794)

MFS High Income Fund (“MFH”)

MFS High Yield Opportunities Fund (“HYO”)

MFS Municipal High Income Fund (“MMH”)

MFS® SERIES TRUST IV (File Nos. 2-54607 and 811-2594)

MFS Government Money Market Fund (“MMG”)

MFS Mid Cap Growth Fund (“OTC”)

MFS Money Market Fund (“MMM”)

MFS® SERIES TRUST V (File Nos. 2-38613 and 811-2031)

MFS International New Discovery Fund (“MIO”)

MFS Research Fund (“MFR”)

MFS Total Return Fund (“MTR”)

MFS® SERIES TRUST VI (File Nos. 33-34502 and 811-6102)

MFS Global Equity Fund (“MWE”)

MFS Global Total Return Fund (“MWT”)

MFS Utilities Fund (“MMU”)

MFS® SERIES TRUST VII (File Nos. 2-68918 and 811-3090)

MFS® SERIES TRUST VIII (File Nos. 33-37972 and 811-5262)

MFS Global Growth Fund (“WGF”)

MFS Strategic Income Fund (“MSI”)

MFS® SERIES TRUST IX (File Nos. 2-50409 and 811-2464)

MFS Bond Fund (“MFB”)

MFS Inflation-Adjusted Bond Fund (“IAB”)

MFS Limited Maturity Fund (“MLM”)

MFS Municipal Limited Maturity Fund (“MML”)

MFS Research Bond Fund (“RBF”)

MFS Research Bond Fund J (“RBJ”)

MFS® SERIES TRUST X (File Nos. 33-1657 and 811-4492)

MFS Aggressive Growth Allocation Fund (“AGG”)

MFS Conservative Allocation Fund (“CON”)

MFS Emerging Markets Debt Fund (“EMD”)

MFS Emerging Markets Equity Fund (“FEM”)

MFS Floating Rate High Income Fund (“FRH”)

MFS Growth Allocation Fund (“GRO”)

MFS International Diversification Fund (“MDI”)

MFS International Growth Fund (“FGF”)

MFS International Value Fund (“FGI”)

MFS Moderate Allocation Fund (“MOD”)

MFS New Endeavor Fund (“NEF”)

MFS Strategic Value Fund (“SVF”)

MFS® SERIES TRUST XI (File Nos. 33-68310 and 811-7992)

MFS Mid Cap Value Fund (“MDV”)

MFS Union Standard Equity Fund (“UNE”)

MFS® SERIES TRUST XII (File Nos. 333-126328 and 811-21780)

MFS Lifetime 2010 Fund (“ML1”)

MFS Lifetime 2020 Fund (“ML2”)

MFS Lifetime 2030 Fund (“ML3”)

MFS Lifetime 2040 Fund (“ML4”)

MFS Lifetime Retirement Income Fund (“LRT”)

MFS Sector Rotational Fund (“MSR”)

MFS® SERIES TRUST XIII (File Nos. 2-74959 and 811-3327)

MFS Diversified Income Fund (“DIF”)

MFS Government Securities Fund (“MGS”)

MFS® SERIES TRUST XIV (File No. 811-22033)

MFS Institutional Money Market Portfolio (“IMM”)

MFS® MUNICIPAL SERIES TRUST (File Nos. 2-92915 and 811-4096)

MFS Alabama Municipal Bond Fund (“MAL”)

MFS Arkansas Municipal Bond Fund (“MAR”)

MFS California Municipal Bond Fund (“MCA”)

MFS Florida Municipal Bond Fund (“MFL”)

MFS Georgia Municipal Bond Fund (“MGA”)

MFS Maryland Municipal Bond Fund (“MMD”)

MFS Massachusetts Municipal Bond Fund (“MMA”)

MFS Mississippi Municipal Bond Fund (“MMP”)

MFS Municipal Income Fund (“MMI”)

MFS New York Municipal Bond Fund (“MNY”)

MFS North Carolina Municipal Bond Fund (“MNC”)

MFS Pennsylvania Municipal Bond Fund (“MPA”)

MFS South Carolina Municipal Bond Fund (“MSC”)

MFS Tennessee Municipal Bond Fund (“MTN”)

MFS Virginia Municipal Bond Fund (“MVA”)

MFS West Virginia Municipal Bond Fund (“MWV”)

MFS® VARIABLE INSURANCE TRUST (File Nos. 33-74668 and 811-8326)

MFS Core Equity Series (“VVS”)

MFS Emerging Growth Series (“VEG”)

MFS Global Equity Series (“VGE”)

MFS High Income Series (“VHI”)

MFS Investors Growth Stock Series (“VGS”)

MFS Investors Trust Series (“VGI”)

MFS Mid Cap Growth Series (“VMG”)

MFS Money Market Series (“VMM”)

MFS New Discovery Series (“VND”)

MFS Research Bond Series (“VFB”)

MFS Research International Series (“VRI”)

MFS Research Series (“VFR”)

MFS Strategic Income Series (“VWG”)

MFS Total Return Series (“VTR”)

MFS Utilities Series (“VUF”)

MFS Value Series (“VLU”)

MFS® INSTITUTIONAL TRUST (File Nos. 33-37615 and 811-6174)

MFS Institutional International Equity Fund (“IIE”)

MFS Institutional Large Cap Value Fund (“ILV”)

STAND-ALONE FUNDS:

Massachusetts Investors Trust (“MIT”) (File Nos. 2-11401 and 811-203)

Massachusetts Investors Growth Stock Fund (“MIG”) (File Nos. 2-14677 and 811-859)

MFS Growth Opportunities Fund (“MGO”) (File Nos. 2-36431 and 811-2032)

CLOSED-END FUNDS:

MFS California Insured Municipal Fund (“CCA”) (File Nos. 333-84993 and 811-9537)

MFS Charter Income Trust (“MCR”) (File Nos. 33-29012 and 811-5822)

MFS Government Markets Income Trust (“MGF”) (File Nos. 33-12945 and 811-5078)

MFS High Income Municipal Trust (“CXE”) (File Nos. 333-81129 and 811-5754)

MFS High Yield Municipal Trust (“CMU”) (File Nos. 33-77261 and 811-4992)

MFS InterMarket Income Trust I (“CMK”) (File No. 811-5851

MFS Intermediate High Income Fund (“CIH”) (File Nos. 333-85901 and 811-5567)

MFS Intermediate Income Trust (“MIN”) (File Nos. 33-19364 and 811-5440)

MFS Investment Grade Municipal Trust (“CXH”) (File Nos. 333-81131 and 811-5785)

MFS Multimarket Income Trust (“MMT”) (File Nos. 33-11246 and 811-4975)

MFS Municipal Income Trust (“MFM”) (File Nos. 33-8850 and 811-4841)

MFS Special Value Trust (“MFV”) (File Nos. 33-31346 and 811-5912)

COMPASS VARIABLE ACCOUNTS:

Capital Appreciation Variable Account (“CAVA”) (File Nos. 33-19632 and 811-3561)

Global Governments Variable Account (“WGVA”) (File Nos. 33-19629 and 811-5450)

Government Securities Variable Account (“GSVA”) (File Nos. 33-19630 and 811-4009)

High Yield Variable Account (“HYVA”) (File Nos. 33-19631 and 811-3562)

Money Market Variable Account (“MMVA”) (File Nos. 33-19628 and 811-3563)

Total Return Variable Account (“TRVA”) (File Nos. 33-19626 and 811-5448)

MFS® VARIABLE INSURANCE TRUST II (formerly, MFSSUN/LIFE SERIES TRUST (File Nos. 2-83616 and 811-3732)

MFS Blended Research Core Equity Portfolio (“CGS”)

MFS Blended Research Growth Portfolio (“BRG”)

MFS Blended Research Value Portfolio (“BRV”)

MFS Bond Portfolio (“BDS”)

MFS Capital Appreciation Portfolio (“CAS”)

MFS Core Equity Portfolio (“RGS”)

MFS Emerging Growth Portfolio (“EGS”)

MFS Emerging Markets Equity Portfolio (“FCE”)

MFS Global Governments Portfolio (“WGS”)

MFS Global Growth Portfolio (“WGO”)

MFS Global Total Return Portfolio (“WTS”)

MFS Government Securities Portfolio (“GSS”)

MFS High Yield Portfolio (“HYS”)

MFS International Growth Portfolio (“FCI”)

MFS International Value Portfolio (“FCG”)

MFS Massachusetts Investors Growth Stock Portfolio (“MIS”)

MFS Mid Cap Growth Portfolio (“MCS”)

MFS Mid Cap Value Portfolio (“MVS”)

MFS Money Market Portfolio (“MKS”)

MFS New Discovery Portfolio (“NWD”)

MFS Research International Portfolio (“RSS”)

MFS Research Portfolio (“RES”)

MFS Strategic Income Portfolio (“SIS”)

MFS Strategic Value Portfolio (“SVS”)

MFS Technology Portfolio (“TKS”)

MFS Total Return Portfolio (“TRS”)

MFS Utilities Portfolio (“UTS”)

MFS Value Portfolio (“EIS”)

ATTACHMENT B

REQUIRED FIDELITY BOND COVERAGE

MFS® SERIES TRUST I

MCF	$750,000.00
RGI	1,250,000.00
CGF	1,900,000.00
NDF	900,000.00
RIF	2,500,000.00
SCT	525,000.00
EIF	2,500,000.00

MFS® SERIES TRUST II

MEG	$2,100,000.00

MFS® SERIES TRUST III

MFH	$1,250,000.00
HYO	1,000,000.00
MMH	1,500,000.00

MFS SERIES TRUST IV

MMG	$300,000.00
OTC	1,250,000.00
MMM	1,250,000.00

MFS® SERIES TRUST V

MIO	$2,500,000.00
MFR	1,900,000.00
MTR	2,500,000.00

MFS® SERIES TRUST VI

MWE	$1,000,000.00
MWT	900,000.00
MMU	2,100,000.00

MFS® SERIES TRUST VII

ATTACHMENT B

REQUIRED FIDELITY BOND COVERAGE

MFS® SERIES TRUST VIII

WGF	$750,000.00
MSI	750,000.00

MFS® SERIES TRUST IX

MFB	$1,250,000.00
IAB	225,000.00
MLM	900,000.00
MML	600,000.00
RBF	1,900,000.00
RBJ	525,000.00

MFS® SERIES TRUST X

AGG	$1,250,000.00
CON	1,000,000.00
EMD	750,000.00
FEM	900,000.00
FRH	600,000.00
GRO	1,900,000.00
MDI	1,900,000.00
FGF	1,250,000.00
FGI	1,250,000.00
MOD	1,700,000.00
NEF	600,000.00
SVF	900,000.00

MFS® SERIES TRUST XI

MDV	$1,000,000.00
UNE	525,000.00

MFS® SERIES TRUST XII

ML1	$225,000.00
ML2	400,000.00
ML3	350,000.00
ML4	250,000.00
LRT	200,000.00
MSR	600,000.00

ATTACHMENT B

REQUIRED FIDELITY BOND COVERAGE

MFS® SERIES TRUST XIII

MGS	$1,250,000.00
DIF	750,000.00

MFS® SERIES TRUST XIV

IMM	$1,000,000.00

MFS® MUNICIPAL SERIES TRUST

MAL	$450,000.00
MAR	600,000.00
MCA	750,000.00
MFL	450,000.00
MGA	400,000.00
MMD	525,000.00
MMA	600,000.00
MMP	450,000.00
MMI	1,250,000.00
MNY	600,000.00
MNC	750,000.00
MPA	525,000.00
MSC	600,000.00
MTN	525,000.00
MVA	750,000.00
MWV	600,000.00

MFS® VARIABLE INSURANCE TRUST

VVS	$525,000.00
VEG	900,000.00
VGE	400,000.00
VHI	750,000.00
VGS	750,000.00
VGI	1,000,000.00
VMG	600,000.00
VMM	100,000.00
VND	1,000,000.00
VFB	525,000.00
VRI	450,000.00
VFR	750,000.00
VWG	350,000.00
VTR	2,500,000.00
VUF	1,700,000.00
VLU	900,000.00

ATTACHMENT B

REQUIRED FIDELITY BOND COVERAGE

MFS® INSTITUTIONAL TRUST

IIE	$2,100,000.00
ILV	400,000.00

MASSACHUSETTS INVESTORS TRUST (“MIT”)

MIT	$2,500,000.00

MASSACHUSETTS INVESTORS GROWTH STOCK FUND (“MIG”)

MIG	$2,500,000.00

MFS GROWTH OPPORTUNITIES FUND (“MGO”)

MFS® GOVERNMENT MARKETS INCOME TRUST (“MGF”)

MGF	$750,000.00

MFS® INTERMEDIATE INCOME TRUST (“MIN”)

MIN	$1,000,000.00

MFS® CHARTER INCOME TRUST (“MCR”)

MCR	$900,000.00

MFS® SPECIAL VALUE TRUST (“MFV”)

MFV	$400,000.00

MFS® MUNICIPAL INCOME TRUST (“MFM”)

MFM	$750,000.00

ATTACHMENT B

REQUIRED FIDELITY BOND COVERAGE

MFS® MULTIMARKET INCOME TRUST (“MMT”)

MMT	$900,000.00

MFS® CALIFORNIA INSURED MUNICIPAL FUND (“CCA”)

CCA	$400,000.00

MFS® HIGH INCOME MUNICIPAL TRUST (“CXE”)

CXE	$750,000.00

MFS® HIGH YIELD MUNICIPAL TRUST (“CMU”)

CMU	$600,000.00

MFS® INTERMARKET INCOME TRUST I (“CMK”)

CMK	$525,000.00

MFS® INTERMEDIATE HIGH INCOME FUND (“CIH”)

CIH	$525,000.00

MFS® INVESTMENT GRADE MUNICIPAL TRUST (“CXH”)

CXH	$600,000.00

CAPITAL APPRECIATION VARIABLE ACCOUNT (“CAVA”)

CAVA	$600,000.00

GLOBAL GOVERNMENTS VARIABLE ACCOUNT (“WGVA”)

WGVA	$175,000.00

GOVERNMENT SECURITIES VARIABLE ACCOUNT (“GSVA”)

GSVA	$400,000.00

HIGH YIELD VARIABLE ACCOUNT (“HYVA”)

HYVA	$400,000.00

MONEY MARKET VARIABLE ACCOUNT (“MMVA”)

MMVA	$350,000.00

TOTAL RETURN VARIABLE ACCOUNT (“TRVA”)

TRVA	$600,000.00

ATTACHMENT B

REQUIRED FIDELITY BOND COVERAGE

MFS® SUN/LIFE SERIES TRUST

BDS	$600,000.00
CAS	900,000.00
CGS	1,250,000.00
RGS	750,000.00
EGS	750,000.00
FCE	525,000.00
WGS	350,000.00
WGO	600,000.00
WTS	600,000.00
GSS	900,000.00
HYS	750,000.00
FCI	600,000.00
FCG	750,000.00
MIS	750,000.00
MCS	450,000.00
MVS	250,000.00
MKS	900,000.00
NWD	750,000.00
RSS	750,000.00
RES	750,000.00
SIS	400,000.00
SVS	175,000.00
TKS	250,000.00
TRS	1,700,000.00
UTS	900,000.00
EIS	750,000.00

AIG EXECUTIVE LIABILITYSM
Insurance provided by the following member of American International Group, Inc.

National Union Fire Insurance Company of Pittsburgh, Pa.®

A capital stock company

INVESTMENT COMPANY BLANKET BOND

Bond No.: 058-43-89

DECLARATIONS

Item 1.	Name of Insured (herein called Insured):	MASSACHUSETTS FINANCIAL SERVICES COMPANY

	Principal Address	500 BOYLSTON STREET
BOSTON, MA 2116-6374

Item 2.	Bond Period: from 12:01a.m. November 01, 2007 to November 01, 2008 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability—Subject to Sections 9, 10 and 12 hereof,

Amount applicable to	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$25,000,000 part of $45,000,000	$100,000
Insuring Agreement (B)-AUDIT EXPENSE	$200,000	$20,000
Insuring Agreement (C)-ON PREMISES	$25,000,000 part of $45,000,000	$100,000
Insuring Agreement (D)-IN TRANSIT	$25,000,000 part of $45,000,000	$100,000
Insuring Agreement (E)-FORGERY OR ALTERATION	$25,000,000 part of $45,000,000	$100,000
Insuring Agreement (F)-SECURITIES	$25,000,000 part of $45,000,000	$100,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY	$25,000,000 part of $45,000,000	$100,000
Insuring Agreement (H)-STOP PAYMENT	$250,000	$25,000
Insuring Agreement (I)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$250,000	$25,000
Insuring Agreement (J)-COMPUTER SYSTEMS	$25,000,000 part of $45,000,000	$100,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$25,000,000 part of $45,000,000	$100,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Offices or Premises Covered—Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions.

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:
Endorsements No.: 1, 2, 3 , 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26

Item 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 965-27-31 such termination or cancellation to be effective as of the time this bond becomes effective.

Premium:     $88,225

SECRETARY	PRESIDENT

AUTHORIZED REPRESENTATIVE

COUNTERSIGNATURE DATE	COUNTERSIGNED AT

MARSH PLACEMENT, INC.

1166 AVENUE OF THE AMERICAS

FLOOR 40

NEW YORK, NY 10036-4306

ENDORSEMENT #1

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

COVERAGE TERRITORY ENDORSEMENT (OFAC)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #2

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND DEFINITION OF EMPLOYEE

It is agreed that:

1.	Section 1. DEFINITIONS, Subsection (a) “Employee”, is amended by adding the following:

(10)	any consultants and independent contractors that have a valid employment contract with the Insured

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #3

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND COUNTERFEIT

It is agreed that:

1.	INSURING AGREEMENT G- “Counterfeit Currency” is deleted in its entirety and replaced with the following:

2.	The Underwriter Shall be liable under he attached Bond for:

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money, Coin or Currency of the United States of America, Canada or any other country.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #4

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED TERMINATION

It is agreed that:

1.	The attached bond is hereby amended by deleting Section 13, TERMINATION, in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by Legal Department of fund and/or sponsor and/or the Risk Management Department of each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to anyone Insured, [other than a registered management investment company], immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

COPY

ENDORSEMENT #4 (Continued)

This bond shall terminate

a.	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington D.C. (See Section 16[d]) and to the Insured Investment Company, or

b.	as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee. or

c.	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s) , including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #5

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AUTOMATED PHONE SYSTEM

It is agreed that the attached bond is amended:

1.	By adding the following INSURING AGREEMENT:

AUTOMATED PHONE SYSTEM

Loss resulting directly from the Insured having transferred funds on the faith of any Automated Phone System (APS) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the INSURED shall maintain and follow all APS Designated Procedures with respect to APS Transactions. The isolated failure of the INSURED to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this INSURING CLAUSE subject to the exclusions herein and in the Bond.

2.	By adding to the DEFINITIONS SECTION, the following:

Automated Phone System or APS means an automated system which receives and converts to executable instructions transmissions over the telephone through use of a touch-tone keypad or other tone system or voice recognition system; and always excluding transmissions from a computer system or part thereof.

APS Transaction means any APS Purchase, APS Redemption, APS Election or APS Exchange.

APS Purchase means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

APS Redemption means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad or voice recognition system.

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ENDORSEMENT #5 (Continued)

APS Election means any election concerning various account features available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad or voice recognition system. These features include account statements. auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options. dividend sweep. telephone balance consent and change of address.

APS Exchange means any exchange of shares in a registered account of one Fund into shares in an account with the same tax identification number and same ownership-type code of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an Individual caller through use of a telephone keypad or voice recognition system.

APS Designated Procedures means all of the following procedures:

(1)	Election in Application No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected to permit Telephone Redemptions.

(2)	Logging: All APS Purchases, Redemptions or Exchanges shall be logged or otherwise recorded and the records shall be retained for at least six (6) months.

(a)	Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3)	Identity Test: The caller in any request for an APS Transaction, must first input his/her account number, the last four digits of his/her social security number, and finally, his/her personal identification number (“PIN”). It is proposed that in addition to this procedure, a customer may:

(1)	Begin by saying or pressing his/her account number, then say or press his/her PIN, or

(2)	Begin by saying or pressing his/her social security number, then say or press his/her PIN and lastly, say name of fund or account number (or press account number).

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ENDORSEMENT #5 (Continued)

(3)	Limited attempts to Enter PIN: If the caller fails to enter a correct PIN within (3) three attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(4)	Written Confirmation: A written confirmation of any APS Purchase, Redemption, Exchange or change of address shall be mailed to the shareholder(s) to whose account such transaction relates, at the record address, by the end of the insured’s next regular processing cycle, but in no event later than five (5) business days following such APS Transaction.

(5)	Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner: The Shareholder Services Group, Inc., accesses the hardware housing the Mutual Fund On-Line system which effects transactions.

3.	By adding the following SECTION after Section C., EXCLUSIONS APPLICABLE TO ALL INSURING AGREEMENTS EXCEPT (A) FIDELITY, (D) IN TRANSIT, (F) SECURITIES:

SECTION E. SPECIFIC EXCLUSION- APPLICABLE TO AUTOMATED PHONE SYSTEMS INSURING AGREEMENT:

This bond does not directly or indirectly cover under AUTOMATED PHONE SYSTEMS INSURING AGREEMENT:

Any loss resulting from:

(1)	The redemption of shares, where the proceeds of such redemption are made payable to other than (i) the shareholder of record, or (ii) a person designated to receive redemption proceeds, or (iii) a bank account designated to receive redemption proceeds, or

(2)	The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been (i) designated by voice over the telephone or in writing without a signature guarantee. In either case at least thirty (30) days prior to such redemption, or (ii) designated, or (iii) verified by any other procedures which may be stated below in this Endorsement, or

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ENDORSEMENT #5 (Continued)

(3)	The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholders designated bank account of record, or

(4)	The intentional failure to adhere to one or more APS Designated Procedures.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #6

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

CANCELLATION NOTICE

It is agreed that:

1.	The Underwriter will mark its records to indicate that the Department of Member Firms of the New York Stock Exchange is to be notified promptly concerning the cancellation, termination or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Department but failure to so notify said Department shall not impair or delay the effectiveness of any such cancellation, termination or modification

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as stated above.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #7

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

CLAIMS EXPENSE

It is agreed that:

1.	The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for loss as defined in Insuring Agreements A, B, C, D, E, F, H, and I, and any other valid coverage added by rider which loss exceeds the Single Loss Deductible Amount of $2,500. The Underwriter’s maximum liability for such expenses paid by the Insured in preparing any one such claim shall be limited to $250,000; a $2,500 deductible will apply to each and every loss.

2.	Exclusion (k) is hereby deleted in its entirety.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements or the attached policy other than as above stated.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #8

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

CONSOLIDATION MERGER

In consideration of the premium charged, it is hereby understood and agreed that:

1.	General Agreement B - ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE - , Section (c) (i) is hereby deleted in its entirety and replaced with the following:

i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities within 90 days subsequent to the effective date of such action, during which coverage shall be automatic and

2.	General Agreement B, section (c) (iii) is hereby deleted in its entirety and replaced with the following:

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium if (a) the assets of the entity to be consolidated or merged with, purchased or acquired are valued to be more than One Billion Dollars ($1,000,000,000) at the time of such consolidation, merger or purchase of assets, or (b) that entity has been seized by or is under an agreement with federal or state regulators, including cease and desist orders, memoranda of Understanding, letters of understanding or supervisory agreements, or any similar regulator-imposed order, or (c) the entity has experienced paid bond losses of the type covered under the attached Bond during the three years prior to the consolidation, merger, purchase or acquisition date, otherwise such additional premium shall be waived.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements or the attached policy other than as above stated.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #9

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

CO-SECURITY RIDER

It is agreed that:

1.	The term “Underwriter” as used in the attached bond shall be construed to mean, unless otherwise specified in this rider, all the Companies executing the attached bond.

2.	Each of said Companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.

4.	In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.	The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.

6.	Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

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ENDORSEMENT #9 (Continued)

7.	In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8.	In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9.	In the event of the termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached bond.

Underwritten for the sum of $25,000,000 part of $45,000,000

Controlling Company

National Union Fire Insurance Company of Pittsburgh, Pa.

Attest:

Underwritten for the sum of $20,000,000 part of $45,000,000

Federal Insurance Company

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #10

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

DELETE EXCLUSION M

It is agreed that:

1.	Subsection (m) of Section 2. EXCLUSIONS is deleted in its entirety.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #11

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

DISHONEST OR FRAUDULENT ACTS

It is agreed that:

1.	Dishonest or fraudulent acts which meet each of the following criteria will not require notification by the Insured to the Company:

A)	Acts involving values less than $5,000 (five thousand dollars) or convictions involving any controlled substances as defined by Federal and Local law which:

i)	occurred more than 3 years prior to the Insured’s Discovery; and

ii)	did not occur while employed by the Insured

2.	Any request for waiver for an employee must include a description of the position to be held and a description of the facts and circumstances surrounding the legal infraction.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #12

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

ERISA RIDER

It is agreed that:

1.	The following shall be included as Insured:

any of the Insured’s Employee Welfare or Pension Benefit Plans now existing or hereafter created or acquired which are required to be bonded under the Employee Retirement Income Security Act of 1974.

2.	“Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

3.	If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plan Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

4.	In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or if more than one by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent of that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

COPY

ENDORSEMENT #12 (Continued)

5.	If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

6.	The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

7.	A one year Discovery period applies to the coverage afforded by this Rider.

8.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #13

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

INSURING AGREEMENT AMENDMENTS

In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows:

1.	Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:

(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the intent:

(a)	to cause the Insured to sustain such loss; or

(b)	to obtain financial benefit for the Employee or another person or entity; or

(c)	to cause the Insured loss resulting directly from the malicious destruction, or damage, or attempt thereof, of Computer Programs,

Electronic Data or Electronic Data Processing Media.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss, and which results in:

(i)	a financial benefit for the Employee;

(ii)	a financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided the Insured establishes that the Employee intended to participate in the financial benefit;

(iii)	the intentional transfer of funds or Property to the benefit of an innocent third party, committed by the Employee in the knowledge that such third party was not lawfully entitled to such funds or Property, and which funds or Property are not lawfully recovered by the Insured.

As used throughout this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

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ENDORSEMENT #13 (Continued)

The term “Loans,” as used in this Insuring Agreement, shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The term “Trading,” as used in this Insuring Agreement, shall be deemed to mean trading or other dealings in securities, commodities, futures, options, swaps, foreign or federal funds, currencies, foreign exchange and the like.

The term “Computer Program,” as used in this Insuring Agreement, is as defined in the Computer Systems Fraud rider attached to this bond.

The term “Electronic Data,” as used in this Insuring Agreement, is as defined in the Computer Systems Fraud rider attached to this bond.

The term “Electronic Data Processing Media,” as used in this Insuring Agreement, shall be deemed to mean the punched cards, magnetic tapes, punched tapes, magnetic discs, optical storage discs or any other bulk media on which Electronic Data are recorded.

2.	Section 6., Valuation, is hereby amended by adding a new subsection “Computer Programs, Electronic Data and Electronic Data Processing Media” as follows:

Computer Programs, Electronic Data and Electronic Data Processing Media In case of loss of, or damage to, Computer Programs and Electronic Data, the Underwriter shall be liable under this bond only if such Computer Programs or Electronic Data are actually reproduced by other Computer Programs or Electronic Data of the same kind and quality and then for not more than the cost of labor and computer time for the actual electronic reproduction of such programs and data which shall have been furnished by the Insured in order to reproduce such Computer Programs and Electronic Data.

However, if such Electronic Data cannot be reproduced and said Electronic Data represents securities or other financial instruments having a value, then said loss will be valued as indicated in the Securities and other Property paragraphs of this Section.

In case of loss of, or damage to, Electronic Data Processing Media used by the Insured in its business, the Underwriter shall be liable under this bond only if replaced and then only for not more than the actual cost of replacing the damaged or destroyed media with blank media of a similar kind of quality.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #14

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

INTERNET RIDER

It is agreed that:

3.	Section 2d of the Computer Systems Insuring Agreement J is amended to include:

Internet Communications

By reason of the Insured having transferred, paid, or delivered any funds or property, established any credit, debited any account or given any value on the faith of any instructions directed to the insured over the Internet authorizing or acknowledging the transfer, payment, delivery or receipt of funds or property which instructions were transmitted over the Internet directly to the Insured and fraudulently purport to have been sent by a customer, an office of the Insured or another financial institution, but which instructions were either transmitted over the Internet, without the knowledge or consent of said person, or were fraudulently modified during transmission over the Internet to the Insured.

4.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #15

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

LOSS REPORTING THRESHOLD

It is agreed that:

1.	Section 4 - Loss-NOTICE-Proof-Legal Proceedings is amended as follows:

“The Insured will be required to report all losses sustained and discovered which exceed $50,000”

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #16

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

STAMP MEDALLION

It is agreed that:

1.	Section (2) of Insuring Agreement (E) SECURITIES is deleted in its entirety and replaced by the following:

“(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement, or any items listed in (a) through (g), above; or purportedly guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement, or any items listed in (a) through (f) and (i), J above which purported guarantee was effected by the unauthorized use of a stamp or medallion of or belonging to the Insured which was lost, stolen or counterfeited and for which loss the Insured is legally liable.”

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, Limitations Conditions or Agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #17

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

TELEFACSIMILE TRANSMISSIONS

It is agreed that:

1.	The attached policy is hereby amended by adding to it the following additional insuring Agreement:

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value on the faith of any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directly to the Insured authorizing or acknowledging the transfer, payment, or delivery of funds or property, establishment of credit, debiting of an account or the giving of value by the Insured, which Telefacsimile instructions

i)	fraudulently purport to have been sent by such customer or financial institution but which Telefacsimile Instructions were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

2.	Special definitions apply to the coverage provided by this rider as follows:

a)	“Telefacsimile” means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWX, or similar means of communication or through Electronic Communication System or through an Automated Clearing House.

b)	For the purpose of this Insuring Agreement only, the term “Forged Signature” means the handwritten signing of the name of another genuine person or the use of a copy of his signature without authority and with intent to cause the Insured to sustain a loss and to obtain financial benefit; it does not include the signing in whole or in part of one’s own name, with or without authority, in any capacity, for any purpose.

COPY

ENDORSEMENT #17 (Continued)

3.	The coverage afforded by this rider applies only to loss discovered by the Insured during the period this rider is in force. The first sentence of Section 3 of the attached bond does not apply to this Insuring Agreement.

4.	The Single Loss Limit of Liability for the coverage provided by this rider shall be Forty Five Million Dollars ($45,000,000).

5.	The Underwriter shall be liable hereunder for the amount by which a single loss exceeds the Deductible Amount of One Hundred Thousand Dollars ($100,000) but not in excess of the Single Loss Limit of Liability stated above.

6.	Coverage under this rider shall terminate upon termination or cancellation of the bond to which this rider is attached and coverage under this rider may also be terminated or canceled without canceling the bond as an entirety

a)	90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this rider. or

b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this rider.

7.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as stated above.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #18

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

UNAUTHORIZED SIGNATURE

It is agreed that:

1.	The attached bond is amended to include the following insuring agreement:

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account it shall be a condition precedent to the Insured’s right of recovery under this Coverage that the Insured shall have on file signature of all persons who are signatories on such account.

2.	The Limit of Liability on this Agreement is $25,000,000 as part of, and not in addition to, the Aggregate Limit of Liability shown on the Declaration Page; a $100,000 deductible shall apply to each and every loss.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #19

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

NAMED INSURED

1.	From and after the time this rider becomes effective, the Insured under the attached bond are:

Massachusetts Investors Growth Stock Fund

Massachusetts Investors Trust

MFS Aggressive Growth Allocation Fund

MFS Alabama Municipal Bond Fund

MFS Arkansas Municipal Bond Fund

MFS Bond Fund

MFS California Municipal Bond Fund

MFS Capital Opportunities Fund

MFS Cash Reserve Fund

MFS Charter Income Trust

MFS Conservative Allocation Fund

MFS Core Equity Fund

MFS Core Growth Fund

MFS Emerging Growth Fund

MFS Emerging Markets Debt Fund

MFS Emerging Markets Equity Fund

MFS Floating Rate High Income Fund

MFS Florida Municipal Bond Fund

MFS Georgia Municipal Bond Fund

MFS Global Equity Fund

MFS Global Growth Fund

MFS Global Total Return Fund

MFS Government Limited Maturity Fund

MFS Government Markets Income Trust

MFS Government Money Market Fund

MFS Government Securities Fund

MFS Growth Allocation Fund

MFS Growth Opportunities Fund

MFS High Income Fund

MFS High Yield Opportunities Fund

MFS Inflation-Adjusted Bond Fund

MFS Institutional International Equity Fund

MFS Institutional International Research Equity Fund

COPY

ENDORSEMENT #19 (Continued)

MFS Institutional Large Cap Growth Fund

MFS Institutional Large Cap Value Fund

MFS Intermediate Income Trust

MFS Intermediate Investment Grade Bond Fund

MFS International Diversification Fund

MFS International Growth Fund

MFS International New Discovery Fund

MFS International Value Fund

MFS Limited Maturity Fund

MFS Maryland Municipal Bond Fund

MFS Massachusetts Municipal Bond Fund

MFS Mid Cap Growth Fund

MFS Mid Cap Value Fund

MFS Mississippi Municipal Bond Fund

MFS Moderate Allocation Fund

MFS Money Market Fund

MFS Multimarket Income Trust

MFS Municipal Bond Fund

MFS Municipal High Income Fund

MFS Municipal Income Fund

MFS Municipal Income Trust

MFS Municipal Limited Maturity Fund

MFS New Discovery Fund

MFS New Endeavor Fund

MFS New York Municipal Bond Fund

MFS North Carolina Municipal Bond Fund

MFS Pennsylvania Municipal Bond Fund

MFS Research Bond Fund

MFS Research Fund J

MFS Research Fund

MFS Research International Fund

MFS South Carolina Municipal Bond Fund

MFS Special Value Trust

MFS Strategic Growth Fund

MFS Strategic Income Fund

MFS Strategic Value Fund

MFS Technology Fund

MFS Tennessee Municipal Bond Fund

MFS Total Return Fund

MFS Union Standard Equity Fund

MFS Utilities Fund

MFS Value Fund

MFS Virginia Municipal Bond Fund

COPY

ENDORSEMENT #19 (Continued)

MFS VIT - MFS Bond Series

MFS VIT - MFS Capital Opportunities Series

MFS VIT - MFS Emerging Growth Series

MFS VIT - MFS Global Equity Series

MFS VIT - MFS High Income Series

MFS VIT - MFS Investors Growth Stock Series

MFS VIT - MFS Investors Trust Series

MFS VIT - MFS Mid Cap Growth Series

MFS VIT - MFS Money Market Series

MFS VIT - MFS New Discovery Series

MFS VIT - MFS Research Bond Series

MFS VIT - MFS Research International Series

MFS VIT - MFS Strategic Income Series

MFS VIT - MFS Total Return Series

MFS VIT - MFS Utilities Series

MFS VIT - MFS Value Series

MFS West Virginia Municipal Bond Fund

MFS/Sun Life -Bond Series

MFS/Sun Life - Capital Appreciation Series

MFS/Sun Life - Capital Opportunities Series

MFS/Sun Life - Core Equity Series

MFS/Sun Life - Emerging Growth Series

MFS/Sun Life - Emerging Markets Equity Services

MFS/Sun Life - Global Government Series

MFS/Sun Life - Global Growth Series

MFS/Sun Life - Global Total Return Series

MFS/Sun Life - Government Securities Series

MFS/Sun Life - High Yield Series

MFS/Sun Life - International Growth Series

MFS/Sun Life - International Value Series

MFS/Sun Life - Mass Investors Growth Stock Fund

MFS/Sun Life - Massachusetts Investors Trust Series

MFS/Sun Life - Mid Cap Growth Series

MFS/Sun Life - Mid Cap Value Series

MFS/Sun Life - Money Market Series

MFS/Sun Life - New Discovery Series

MFS/Sun Life - Research International Series

MFS/Sun Life - Research Series

MFS/Sun Life - Strategic Growth Series

MFS/Sun Life - Strategic Income Series

MFS/Sun Life - Strategic Value Series

MFS/Sun Life - Technology Series

MFS/Sun Life - Total Return Series

MFS/Sun Life - Mass Investors Growth Stock Fund

MFS/Sun Life - Utilities Series

COPY

ENDORSEMENT #19 (Continued)

MFS/Sun Life - Value Series

Capital Appreciation Variable Account

Global Governments Variable Account

Government Securities Variable Account

High Yield Variable Account

Money Market Variable Account

Total Return Variable Account

MFS Diversified Income Fund

MFS Lifetime Retirement Income Fund

MFS Lifetime 2010 Fund

MFS Lifetime 2020 Fund

MFS Lifetime 2030 Fund

MFS Lifetime 2040 Fund

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by anyone of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named insured for all purposes of the attached bond.

7.	The attached bond shall be subject to all its agreements, limitations, and conditions except as herein expressly modified.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #20

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND DEFINITION OF EMPLOYEE

It is agreed that:

1.	SECTION 1. DEFINITIONS, Subsection (a) “Employee”, is amended by adding the following:

(10)	any consultants and independent contractors that have a valid employment contract with the Insured.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #21

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 4 DISCOVERY

In consideration of the premium charged, it is hereby understood and agreed that:

1.	Section 3, DISCOVERY, is hereby deleted in its entirety and replaced with the following:

This bond applies to loss discovered by the Risk Manager or Legal Department during the Bond Period. Discovery occurs when the Risk Manager or Legal Department first becomes aware of facts which would cause a reasonable person to assume that a loss of the type covered by this bond has been or will be incurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Risk Manager or Legal Department receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

2.	Section 5, NOTICE/ PROOF–LEGAL PROCEEDINGS AGAINST UNDERWRITER is amended by deleting subsection (a) and replacing it with the following:

(a)	At the earliest practicable moment, not to exceed 60 days, after discovery of loss by the Risk Manager or Legal Department shall give the Underwriter notice thereof.

3.	General Agreement F-NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST THE INSURED-ELECTION TO DEFEND – is hereby amended by deleting the first paragraph and replacing it with the following:

The Risk Manager or Legal Department shall notify the Underwriter at the earliest practicable moment, not exceed 60 Days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which if established, would constitute a collectible loss under this bond.

Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

COPY

ENDORSEMENT #21 (Continued)

4.	General Agreement E- JOINT INSUREDS is amended by deleting the following sentence:

“Knowledge possessed or discovery by any Insured shall constitute knowledge or discovery by all Insureds for the purposes of this Bond.”

And replacing it with:

“Knowledge possessed or discovery by any Risk Manager or Legal Department shall constitute knowledge or discovery by all Risk Management Departments, Audit Departments, or Officers with the title of Vice President or higher for the purposes of this Bond.”

5.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #22

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

CENTRAL HANDLING OF SECURITIES

It is agreed that:

1.	Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the insured but only as respects coverage on Certificated Securities:

“any Depository used by the Insured”

2.	Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest as effected by the making of appropriate entries on the books and records of such Depository.

3.	The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4.	If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in part 3 above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.

5.	All other terms, conditions and limitations remain the same except as herein expressly modified.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #23

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER SYSTEMS RIDER

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or

(2)	change of data elements or programs within a Computer System; provided the fraudulent entry or change causes

(a)	Property to be transferred, paid or delivered,

(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)	an unauthorized account or a fictitious account to be debited or credited;

(3)	voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(a)	cause the Insured or its agent(s) to sustain a loss, and

(b)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

(c)	and further provided such voice instructions or advices:

(i)	were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

(ii)	were electronically recorded by the Insured or its agent(s).

COPY

ENDORSEMENT #23 (Continued)

(4)	It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis.

Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

All Computer Systems used by the Insured

2.	As used in this Rider, Computer System means

(a)	computers with related peripheral components, including storage components, wherever located,

(b)	systems and applications software,

(c)	terminal devices,

(d)	related communication networks or customer communication systems, and

(e)	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved,

3.	In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)	loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System. This exclusion shall only apply to that customer’s account.

COPY

ENDORSEMENT #23 (Continued)

4.	The following portions of the attached bond are not applicable to this Rider:

(a)	the initial paragraph of the bond preceding the Insuring Agreements which reads “... at any time but discovered during the Bond Period,”

(b)	Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

(c)	Section 1 a-LIMIT OF LIABILITY

5.	The coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.	All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.	The Limit of Liability for the coverage provided by this Rider shall be Forty Five Million Dollars ($45,000,000).

8.	The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of One Hundred Thousand Dollars ($100,000) (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9.	If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under anyone Insuring Agreement or Coverage.

10.	Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:

(a)	90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

COPY

ENDORSEMENT #23 (Continued)

11.	Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

“Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recordings of such Voice Instructions or advices.”

12.	Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #24

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

1.	It is agreed that the following Insuring Agreement is added to the bond:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems rider attached to this bond.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

The Single Loss Limit of Liability for this Insuring Agreement is $25,000,000 part of $45,000,000 which is part, and not in addition to the Aggregate Limit of Liability on the Declaration Page of this bond. A deductible of $100,000 applies to each and every loss.

2.	The following Definitions are added:

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data

COPY

ENDORSEMENT #24 (Continued)

3.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #25

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

It is agreed that the following Insuring Agreement is added to the bond:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems rider attached to this bond if such destruction or damage was caused by a computer programor similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

In no event shall the liability of the Company exceed the maximum limit of liability of $25,000,000 part of $45,000,000 , subject to a Deductible of $100,000

Special Condition

Under this Insuring Agreement, “Single Loss” means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate “Single loss”

COPY

ENDORSEMENT #25 (Continued)

1.	The following Definitions are added:

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #26

This rider, effective	12:01 am November 01, 2007 forms a part of
Bond number:	058-43-89
Issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
MNSCPT		INVESTMENT COMPANY BLANKET BOND DEC PAGE
MNSCPT		INVESTMENT COMPANY BLANKET BOND
89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
MNSCPT		AMEND DEFINITION OF EMPLOYEE
MNSCPT		AMEND COUNTERFEIT CURRENCY
MNSCPT		AMENDED TERMINATION
MNSCPT		AUTOMATED PHONE SYSTEM
MNSCPT		CANCELLATION NOTICE
MNSCPT		CLAIMS EXPENSE
MNSCPT		CONSOLIDATION/MERGER
MNSCPT		CO-SURETY RIDER
MNSCPT		DELETE EXCLUSION M
MNSCPT		DISHONEST OR FRAUDULENT ACTS
MNSCPT		ERISA
MNSCPT		INSURING AGREEMENT AMENDMENTS
MNSCPT		INTERNET RIDER
MNSCPT		LOSS REPORTING THRESHOLD
MNSCPT		STAMP MEDALLION
MNSCPT		TELEFACSIMILE TRANSMISSIONS
MNSCPT		UNAUTHORIZED SIGNATURES
MNSCPT		NAMED INSURED
MNSCPT		AMENDED DEFINITION OF EMPLOYEE
MNSCPT		AMEND SECTION 4 DISCOVERY
MNSCPT		CENTRAL HANDLING OF SECURITIES
MNSCPT		COMPUTER SYSTEMS RIDER
MNSCPT		DESTRUCTION OF DATA BY HACKER
MNSCPT		DESTRUCTION OF DATA BY VIRUS
MNSCPT		FORMS INDEX ENDORSEMENT

AUTHORIZED REPRESENTATIVE

COPY

40 Wall Street, New York, NY 10005

March 11, 2008

James A. Kardaras

Vice President

Marsh USA Inc.

1166 Avenue of the Americas

New York, NY 10036

Re:	MFS Investment Management

Mutual Fund Bond

Policy Number 169931271

Expiration Date: 11/01/2008

Dear Mr. Kardaras,

We are pleased to enclose Policy Number 169931271 for MFS Investment Management. We trust that this policy meets with the specifications outlined in our quotation (number 6014979001). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with MFS Investment Management and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Gilson Archondo

Underwriting Specialist

Phone: (212) 440-3521

Fax: (212) 440-3700

Gilson.archondo@cna.com

GA/sp

Policy Transaction Invoice

Producer:	Customer:

James A. Kardaras Marsh USA Inc. 1166 Avenue of the Americas New York, NY 10036 (212)345-0879	MFS Investment Management 500 Boylston St Boston, MA 02116

Producer Number: 718055	Customer Number: 314293

Continental Insurance Company hereby submits the following Statement for Policy # 169931271 for MFS Investment Management Policy Period: From 11/01/2007 to 11/01/2008.

Policy Effective Date	Gross Premium	Commission 0.00% (MFB)	Counter- Signature Fee	Total Taxes	Total Surcharges	Amount Due
11/1/2007	$39,712.00	$0.00	$0.00	$0.00	$0.00	$39,712.00

*	Please return a copy of this invoice with your payment due 30 days after Policy Effective Date to:

CNA

CCC Financial Markets

23825 Network Place

Chicago, IL 60673-1238

Please do not send this payment to any other CNA payment site.

Any questions regarding your account please call

CNA Financial Insurance

Phone: (212) 440-3521

Fax: (212) 440-3700

This amount will also appear on the CNA monthly statement for this producer number.

Declarations EXCESS INSURANCE POLICY

CUSTOMER NUMBER		DATE ISSUED

314293		03/07/2008

POLICY NUMBER	COVERAGE IS PROVIDED BY	PRODUCER NO.

169931271	Continental Insurance Company (herein called ‘Underwriter’)	718055

NAMED INSURED AND ADDRESS		PRODUCER NAME AND ADDRESS

Item 1. MFS Investment Management (herein called ‘Insured’) 500 Boylston St Boston, MA 02116		Marsh USA Inc. James A. Kardaras 1166 Avenue of the Americas New York, NY 10036

Item 2.	Policy Period: from 12:01 a.m. on 11/1/2007 to 12:01 a.m. on 11/1/2008 standard time.

Item 3.	Single Loss Limit of Liability: $15,000,000

Item 4.	Underlying Insurance:

Primary Underlying Insurer	Policy Number	Single Loss Limit of Liability	Deductible
National Union Fire Insurance Company Of Pittsburgh, Pa.	058-43-89	$45,000,000	$100,000

Excess Underlying Insurer	Policy Number	Single Loss Limit of Liability	Deductible
N/A

Item 5.	Notice of claim should be sent to the Underwriter at: CNA Global Specialty Lines

Fidelity Bonding

40 Wall Street

New York, NY 10005

Item 6.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

N/A

Item 7.	The Insured by acceptance of this policy gives notice to the Underwriter terminating or canceling prior policy(ies) no(s). N/A, such termination or cancelation to be effective as of the time this policy becomes effective.

IN WITNESS WHEREOF, the Underwriter has caused this policy to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative or attorney-in-fact of the Underwriter

By______________________________         Countersigned by __________________________________

                        Attorney-in-fact                                                                                  Authorized Representative

Authorized Representative

In consideration of the payment of the premium and in reliance upon all statements made and information provided to the Underwriter by the Insured and subject to the provisions of this policy, the Underwriter and the Insured agree as follows:

INSURING AGREEMENT

The Underwriter agrees to indemnify the Insured for loss which exceeds the Underlying Insurance if such loss is properly payable thereunder, or would be, except for exhaustion of the Underlying Insurance, provided that such loss is reported to the Underwriter during the Policy Period or within 30 days following the expiration or cancellation of this policy.

GENERAL AGREEMENTS

1. NOTICE OF LOSS TO THE UNDERWRITER OR LEGAL PROCEEDINGS

At the earliest practicable moment after discovery of loss also reported to the Primary Underlying Insurer, the Insured shall give the Underwriter written notice thereof. Within six (6) months after such discovery, the Insured shall furnish the Underwriter proof of loss, duly sworn, with full particulars; and, if requested by the Underwriter, copies of proof of loss presented to the Primary Underlying Insurer.

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of sixty (60) days after the proof of loss if filed with the Underwriter or after the expiration of twenty-four (24) months from discovery of such loss. If any limitation embodied herein is prohibited by any law controlling the construction thereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation permitted by such law.

CONDITIONS AND LIMITATIONS

1. UNDERLYING COVERAGE

This policy is subject to all terms and conditions of the Primary Underlying Insurance (except premium, limit of liability and any other provision set forth in this policy). However, should any provision of this policy conflict with any provision of any Underlying Insurance, then the provisions of this policy shall control. All Underlying Insurance in effect at the inception of this policy shall be maintained in full effect during the Policy Period. If the Underlying Insurance is amended or modified during the Policy Period, the Underwriter shall be given written notice as required by the Primary Underlying Insurance and premium hereunder shall be adjusted as appropriate. Failure to comply with the foregoing shall not void this policy; however, in the event of such failure, the Underwriter shall only be liable to the same extent as if the Underlying Insurance remained in full force and with the terms and conditions agreed to by the Underwriter.

2. DROP DOWN PROVISION

If payment by the Underlying Insurer(s) for loss reduces or exhausts the Underlying Insurance Aggregate Limit of Liability, the amount of Underlying Insurance shall correspondingly be reduced, but never below the Primary Insurer’s Deductible/Retention Amount; and this policy shall respond to the loss in excess of that reduced amount.

Failure of an Underlying Insurer to make payment due to insolvency or for any other reason shall not reduce the Underlying Insurance and this policy shall continue to respond only to loss in excess of that unreduced amount.

3. AGGREGATE LIMIT OF LIABILITY

The Underwriter’s total liability for all Single Loss shall not cumulatively exceed the Aggregate Limit of Liability set forth in Item 3 of the Declarations. Each payment made under the terms of this policy shall reduce the unpaid portion of the Aggregate Limit of Liability until it is exhausted, except when a loss is settled by indemnity in lieu of payment. Upon exhaustion of the Aggregate Limit of Liability by such payment, the Underwriter shall have no further liability for loss regardless of when discovered and whether or not previously reported to the Underwriter.

The unpaid portion of the Aggregate Limit of Liability shall not be increased or reinstated by any recovery. The unpaid portion of the Aggregate Limit of Liability shall not carry forward to loss discovered after the expiration of the Policy Period.

4. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for any Single Loss shall not exceed the Single Loss Limit of Liability set forth in Item 3 of the Declarations.

5. CANCELLATION

This policy cancels in its entirety upon the earliest occurrence of any of the following:

a.	60 days after the receipt by an Insured of a written notice from the Underwriter of its decision to cancel this policy;

b.	immediately upon the receipt by the Underwriter of a written notice from the Insured of its decision to cancel this policy;

c.	immediately upon the appointment of a trustee, receiver, or liquidator of any Insured, or the taking over of any Insured by State or Federal officials;

d.	immediately upon the dissolution or takeover of an Insured;

e.	immediately upon the exhaustion of the Aggregate Limit of Liability;

f.	immediately upon the expiration of the Policy Period; or

g.	immediately upon the cancellation, termination or non-renewal of the Primary Underlying Insurance.

6. CONFORMITY

If any limitation embodied in this policy is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended as to equal the minimum limitation provided by such law.

7. CHANGE OR MODIFICATION

This policy or any amendment affecting same may not be changed or modified orally. No change in or modification of this policy shall be effective except when made by written endorsement to this policy duly executed by the Underwriter.

Secretary	Chairman of the Board

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

The Great American Insurance Company, herein called the UNDERWRITER

Bond Number: FS 554-47-26 - 02

Name and Address of Insured:	Massachusetts Financial Services Company 500 Boylston Street Boston, MA 02116

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the Insured, and subject to the terms and conditions of the underlying coverage scheduled in ITEM 3 below, as excess and not contributing insurance, agrees to pay the Insured for loss which:

(a)

Would have been paid under the Underlying Coverage [ 058-43-89 (Primary Investment Company Blanket Bond) and 169931271 (1st Excess) but for the fact that such loss exceeds the limit of liability of the Underlying Carrier(s) listed in ITEM 3, and

(b)	for which the Underlying Carrier has made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier’s liability.

ITEM 1.	BOND PERIOD: from 12:01 a.m. on 11/01/2007 to 12:01 a.m. on 11/01/2008

                                                                                        (inception)                              (expiration)

ITEM 2.	LIMIT OF LIABILITY AT INCEPTION: $20,000,000 each and every loss limit of liability for Investment Company Blanket Bond Insuring Agreements A-Fidelity, C-On Premises, D-In Transit, E-Forgery or Alteration, F-Securities, G-Counterfeit Currency, J-Computer Systems, K-Unauthorized Signatures and Automated Phone Systems excess of the underlying $60,000,000 each and every loss limit of liability and a deductible of $100,000.

ITEM 3.	UNDERLYING COVERAGE:

A) PRIMARY CARRIER: LIMIT:	National Union Fire Insurance Company of Pittsburgh, PA $45,000,000 each and every loss limit of liability and a $100,000 deductible.
BOND NUMBER:	058-43-89
BOND PERIOD:	11/01/2007 – 11/01/2008

B) 1st EXCESS CARRIER: LIMIT:	Continental Insurance Company $25,000,000 each and every loss limit of liability and excess of the underlying $45,000,000 each and every loss limit of liability and a deductible of $100,000
BOND NUMBER:	169931271
BOND PERIOD:	11/01/2007 – 11/01/2008

ITEM 4.	Coverage provided by this Bond is subject to the following attached Rider(s): N/A

ITEM 5.	By acceptance of this Bond, you give us notice canceling prior Bond No. FS 554-47-26 - 01, the cancellation to be effective at the same time this Bond becomes effective.

In witness whereof, the UNDERWRITER has caused this certificate to be signed by an Attorney-in-Fact of the UNDERWRITER this _______ day of _________________, 2008.

THE GREAT AMERICAN INSURANCE COMPANY

By:
(Attorney-in-Fact)

Excess Follow Form Certificate

May, 2003 ed.

EXCESS BOND	Home Offices P.O. Box 1227 Baltimore, MD 21203

Fidelity and Deposit Company of Maryland

Colonial American Casualty and Surety Company

(stock insurance companies, herein called Underwriter)

Bond No. FIB 0005919 04

DECLARATIONS

ITEM 1.	Name of Insured: Massachusetts Financial Services Company

Principal Address:	500 Boylston Street
	Boston	MA 02116

ITEM 2.	Bond Period: from 12:01 a.m. on 11-01-07 to 12:01 a.m. on 11-01-08.

ITEM 3.	The Single Loss Limit of Liability of the Underwriter during the Bond Period shall be

$10,000,000.

ITEM 4.	Schedule of Underlying Bonds:

a. Primary Bond
Underwriter	Bond No.	Limit	Deductible
National Union	000584389	$45,000,000	$100,000
b. Other Bonds:
Underwriter	Bond No.	Limit	Deductible
CNA	169931271	$15,000,000
Great American	FS 554-47-26-02	$20,000,000

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

ITEM 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) FIB0005919 03 such termination or cancellation to be effective as of the time this bond becomes effective.

Countersigned by:
Authorized Representative

excbddec.sam Dec Page for an excess bond, following form

EXCESS BOND

In consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter, and to the Underlying Underwriter of the Underlying Bond, by the Insured in applying for this bond, and subject to the Declarations, terms, conditions, limitations and exclusions hereof, the Underwriter and the Insured agree:

1.	INSURING AGREEMENT

The Underwriter shall provide the Insured coverage, during the Bond Period set forth in Item 2. of the Declarations, excess of the Underlying Bond in Item 4. of the Declarations. Coverage hereunder shall apply only after all such Underlying Bond has been exhausted and shall then apply in conformance with the terms, conditions and limitations of the bond immediately underlying this bond, except as specifically set forth in the terms, conditions and limitations of this bond.

2.	DEFINITIONS

As used in this bond:

(a)	Insured means those organizations covered under the bond immediately underlying this bond.

(b)	Primary Bond means the bond scheduled in Item 4.a. of the Declarations.

(c)	Underlying Bond means all those bonds scheduled in Item 4. of the Declarations and any bonds replacing them.

3.	MAINTENANCE OF UNDERLYING BONDS

All of the Underlying Bonds scheduled in Item 4. of the Declarations shall be maintained during the Bond Period in full force and effect and affording coverage at least as broad as the Primary Bond, except for any reduction of the aggregate limit(s) of liability available under the Underlying Bond solely by reason of payment of loss thereunder. Failure to comply with the foregoing shall not invalidate this bond, but the Underwriter shall not be liable to a greater extent than if this condition had been complied with, providing that nothing in this provision shall be deemed to negate Section 11. of this bond.

In the event of any actual or alleged failure by the Insured to give notice or to exercise any extensions under any Underlying Bond, the Underwriter shall not be liable hereunder to a greater extent than it would have been in the absence of such actual or alleged failure.

4.	EXHAUSTION OF UNDERLYING LIMIT(S)

Upon the exhaustion of the limit(s) of liability of the Underlying Bond solely as the result of actual payment of loss thereunder by the applicable Underwriters, this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue to apply to losses as excess coverage over the amount of coverage remaining under such Underlying Bond. Upon the exhaustion of all the limit(s) of liability of such Underlying Bond solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

5.	AGGREGATE LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations is the limit of liability of the Underwriter and shall be the maximum aggregate limit of liability of the Underwriter for the Bond Period.

6.	CLAIM PARTICIPATION

The Underwriter may, at its sole discretion, elect to participate in the investigation, settlement or defense of any claim brought by or against any Insured under this bond, even if the Underlying Bond has not been exhausted.

EXCESSBD EXCESS BOND DROP DOWN, FOLLOW FORM

7.	SUBROGATION—RECOVERIES

In that this bond is excess coverage, the Insured’s and the Underwriter’s right of recovery against any person or entity may not be exclusively subrogated. Despite the foregoing, in the event of any payment under this bond, the Underwriter shall be subrogated to all the Insured’s rights of recovery against any person or organization, to the extent of such payment, and the Insured shall execute and deliver instruments and papers and do whatever else is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment by the Underwriter and the underwriters of any Underlying Bond to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the ratio of respective recoveries.

8.	NOTICE

As soon as practicable, the Insured shall give the Underwriter notice:

(a)	in the event of the cancelation of any Underlying Bond;

(b)	of any loss or any situation that could give rise to a loss under any Underlying Bond;

(c)	of any alteration of any provisions of any Underlying Bond;

(d)	of any additional or return premiums charged or allowed in connection with any Underlying Bond.

9.	ALTERATION

No change in or modification of this bond shall be effective except when made by rider signed by an authorized representative of the Underwriter or any of its agents relating to this bond.

10.	BOND TERMINATION OR CANCELATION

This bond may be canceled by the Insured at any time by written notice or by surrender of this bond to the Underwriter. This bond may also be canceled by or on behalf of the Underwriter by delivery to the Insured or by mailing to the Insured, by registered, certified or other first class mail, at the address shown in Item 1. of the Declarations, written notice stating when, not less than sixty (60) days thereafter, the cancelation shall become effective.

The mailing of such notice as aforesaid shall be sufficient proof of notice and this bond shall terminate at the date and hour specified in such notice.

If the period of limitation relating to the giving of notice is prohibited or made void by any law controlling the construction thereof, such period shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

The Underwriter shall refund the unearned premium computed at customary short rates if the bond is terminated in its entirety by the Insured. Under any other circumstances, the refund shall be computed pro rata.

11.	TERMINATION OF UNDERLYING BOND

This bond shall terminate immediately upon the termination of any Underlying Bond scheduled in Item 4. of the Declarations, whether by the Insured or the applicable Underlying Underwriters. Notice of cancelation or nonrenewal of any one of the aforementioned bonds duly given by any aforementioned Underlying Underwriter, shall serve as notice of the cancelation or nonrenewal of this bond by the Underwriter.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its President and by its Secretary at Schaumburg, Illinois, and to be countersigned on the Declarations by a duly authorized representative.

Attest	By

Secretary	President

EXCESSBD EXCESS BOND DROP DOWN, FOLLOW FORM

ICI MUTUAL INSURANCE COMPANY

P.O. Box 730

Burlington, Vermont 05402-0730

INVESTMENT COMPANY BLANKET BOND

(EXCESS)

ICI MUTUAL INSURANCE COMPANY

P.O. Box 730

Burlington, Vermont 05402-0730

DECLARATIONS

Item 1. Name of Insured (the “Insured”)	Bond Number
Massachusetts Financial Services Company	87067107B
dba MFS Investment Management

Principal Address: 500 Boylston St.
Boston, MA 02116

Item 2.	Bond Period: from 12:01 a.m. on November 1, 2007, to 12:01 a.m. on November 1, 2008 , or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability —

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
Insuring Agreement A — FIDELITY	$20,000,000	$90,000,000
Insuring Agreement C — ON PREMISES	$20,000,000	$90,000,000
Insuring Agreement D — IN TRANSIT	$20,000,000	$90,000,000
Insuring Agreement E — FORGERY OR ALTERATION	$20,000,000	$90,000,000
Insuring Agreement F — SECURITIES	$20,000,000	$90,000,000
Insuring Agreement G — COUNTERFEIT CURRENCY	$20,000,000	$90,000,000
Insuring Agreement J — COMPUTER SYSTEMS	$20,000,000	$90,000,000
Insuring Agreement K — UNAUTHORIZED SIGNATURES	$20,000,000	$90,000,000

1Plus the applicable deductible of the Primary Bond

Item 4.	UNDERLYING BONDS —

Primary Bond :

Company:	National Union/Chubb Quota Share
Bond Number:	058-43-89
Limit of Liability:	$45,000,000

First Excess Bond:

Company:	Continental Casualty Company
Bond Number:	169931271
Limit of Liability:	$15,000,000 excess of $45,000,000

Second Excess Bond:

Company:	The Great American Insurance Company
Policy Number:	FS 554-47-26-02
Limit of Liability:	$20,000,000 excess of $60,000,000

Third Excess Bond:

Company:	Fidelity and Deposit Company of MD
Policy Number:	FIB 0005919-04
Limit of Liability:	$10,000,000 excess of $80,000,000

Item 5.	The liability of ICI Mutual Insurance Company (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

  Rider: 1

  and of all Riders applicable to this Bond issued during the Bond Period.

By:	/S/ Catherine Dalton
Authorized Representative

Excess Bond (7/97)

ICI Mutual Insurance Company (“Underwriter”), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the Primary Bond but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

a.	Any coverage exceptions specified by riders attached to this bond;

b.	The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations and;

c.	The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A.	CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B.	LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured’s proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a.	Deductible Amount means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any Underlying Bond(s), including the insolvency or dissolution of any Insurer providing coverage under any Underlying Bond(s).

b.	Primary Bond means the bond scheduled in ITEM 5. of the Declarations or any bond that may replace or substitute for such bond.

c.	Single Loss means:
(1)	all loss resulting from any one actual or attempted theft committed by one person, or

(2)	all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3)	all loss caused by dishonest or fraudulent acts committed by one person, or

(4)	all expenses incurred with respect to any one audit or examination, or

(5)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d.	Underlying Bond means the Primary Bond and all other insurance coverage referred to in ITEM 4. Of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for each Single Loss shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

a.	submit to examination by the Underwriter and subscribe to the same under oath, and

b.	produce for the Underwriter’s examination all pertinent records, and

c.	cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the Primary Bond) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the Primary Bond) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the Primary Bond or from any other bond, suretyship or insurance policy), shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other agreements, provisions, conditions and limitations of this bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

(EXCESS BOND)

RIDER NO. 1

INSURED	BOND NUMBER

Massachusetts Financial Services Company dba	87067107B

MFS Investment Management
EFFECTIVE DATE BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 1, 2007 November 1, 2007 to November 1, 2008	/S/ Catherine Dalton

Most property and casualty insurers, including ICI Mutual Insurance Company (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual’s “insured losses” in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total “insured losses” of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

Coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for “acts of terrorism” is one percent (1%).

ZIGEX

Financial Institutions Excess Insurance Policy Declarations

Zurich American Insurance Company (ZAIC)

Policy Number: EOC 5871154 05	Renewal of Number: EOC 5871154 04

Item 1. Named Insured and Mailing Address: Massachusetts Financial Services Company 500 Boylston Street Boston, MA 02116-6374	Producer: Marsh USA Inc. 1166 Avenue of the Americas New York, NY 10036

Item 2.	Limit of Liability: $10,000,000 excess of $110,000,000 in the aggregate

Note that the Limit of Liability is reduced or exhausted by Defense Costs.

Item 3.	“Underlying Insurance”:

(A) “Primary Policy”:	Investment Company Blanket Bond
Insurer:	National Union Fire Insurance Company of Pittsburgh, Pa. (lead)
Policy Number:	058-43-89
Limit of Liability:	$25,000,000 part of $45,000,000 retention of $100,000 (Insuring Agreements A, C, D, E, F, G, J, K); $20,000 (Insuring Agreement B); $25,000 (Insuring Agreements H, I)

(B) “Primary Policy”:	Investment Company Blanket Bond
Insurer:	Federal Insurance Company (co-surety)
Policy Number:	81391896
Limit of Liability:	$20,000,000 part of $45,000,000 retention of $100,000 (Insuring Agreements A, C, D, E, F, G, J, K); $20,000 (Insuring Agreement B); $25,000 (Insuring Agreements H, I)

Item 4.	“Policy Period”: From 12:01 a.m. on 11/01/2007 To 12:01 a.m. on 11/01/2008

Local time at the address shown in Item 1.

Item 5.	Endorsement(s) Effective at Inception: See Endorsement numbers 1 - 2 as attached.

Item 6.	Premium: $18,268

In witness whereof, the “Insurer” issuing this policy has caused this policy to be signed by its authorized officers, but it shall not be valid unless also signed by the duly authorized representative of the “Insurer”.

ZURICH AMERICAN INSURANCE COMPANY (ZAIC)

Authorized Representative	President	Corporate Secretary

_______________________________________________

Date

U-ES-D-10047-A CW (4/98)

ZIGEX

Financial Institutions Excess Insurance Policy

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Company providing this insurance as indicated on the Declarations (hereinafter called the “Insurer”), and to the issuers of the “Underlying Insurance”, all of which are made a part hereof, and subject to all of the provisions of this Policy, the “Insurer” and the “Insured(s)” agree as follows:

I.	INSURING AGREEMENT

The “Insurer” shall provide the “Insured(s)” with excess insurance coverage over the “Underlying Insurance” as set forth in Item 3. of the Declarations during the “Policy Period” set forth in Item 4. of the Declarations. Coverage hereunder shall attach only after all such “Underlying Insurance” has been reduced or exhausted by payments for losses and shall then apply in conformance with the same provisions, limitations, conditions and warranties of the “Primary Policy” at inception, except for premium, limit of liability and as otherwise specifically set forth in the provisions of this Policy. In no event shall coverage under this Policy be broader than coverage under any “Underlying Insurance”.

II.	POLICY DEFINITIONS

A.	“Named Entity” means the organization named in Item 1. of the Declarations.

B.	“Insured(s)” means the “Named Entity” and those persons or organization(s) insured under the “Primary Policy”, at its inception.

C.	“Policy Period” means the period from the effective date and hour of this Policy as set forth in Item 4. of the Declarations, to the Policy expiration date and hour set forth in Item 4. of the Declarations, or its earlier cancellation date or termination date, if any.

D.	“Primary Policy” means the policy scheduled in Item 3. (A) of the Declarations.

E.	“Pollutants” mean any substance located anywhere in the world exhibiting any hazardous characteristics as defined by, or identified on a list of hazardous substances issued by, the United States Environmental Protection Agency or a state, county, municipality or locality counterpart thereof. Such substances shall include, without limitation, solids, liquids, gaseous or thermal irritants, contaminants or smoke, vapor, soot, fumes, acids, alkalis, chemicals or waste materials. “Pollutants” shall also mean any other air emission, odor, waste water, oil or oil products, infectious or medical waste, asbestos or asbestos products and noise.

F.	“Underlying Insurance” means all those polices scheduled in Item 3. of the Declarations. Such policies may include, but are not limited to, policies written on a claims made or reported basis or bonds written on a discovery basis.

III.	MAINTENANCE OF “UNDERLYING INSURANCE”

All of the “Underlying Insurance” schedule in Item 3. of the Declarations shall be maintained during the “Policy Period” in full effect, except for any reduction of the aggregate limit(s) of liability available under the “Underlying Insurance” solely by reason of payment of loss thereunder. Failure to comply with the foregoing shall not invalidate this Policy but the “Insurer” shall not be liable to a greater extent than if this condition had been complied with. To the extent that any “Underlying Insurance” is not maintained in full effect during the currency of this “Policy Period”, then the “Insured(s)” shall be deemed to have retained any loss for the amount of the limit of liability of any “Underlying Insurance” which is not maintained as set forth above.

In the event of a change to any “Underlying Insurance” by rewrite, endorsement or otherwise, coverage under this Policy shall become subject to such change only if and to the extent the “Insurer’s” consent to such change is endorsed in writing on or to this Policy. If such consent is not endorsed in writing on or to this Policy, the “Insurer” shall not be liable to a greater extent than it would have been in the absence of such change to the “Underlying Insurance”.

It is further a condition of this Policy that the “Insurer” shall be notified in writing as soon as practicable of cancellation of any of the policies of “Underlying Insurance”.

U-ES-10047-A CW (4/98)

In the event of any actual or alleged (a) failure by the “Insured(s)” to give notice or to exercise any extensions under any “Underlying Insurance” or (b) misrepresentation or breach of warranties by any of the “Insured(s)” with respect to any “Underlying Insurance”, the “Insurer” shall not be liable hereunder to a greater extent than it would have been in the absence of such actual or alleged failure, misrepresentation or breach.

IV.	LIMIT OF LIABILITY

The amount of set forth in Item 2. of the Declarations shall be the maximum aggregate Limit of Liability of the “Insurer” and, shall be the maximum amount payable under this Policy for all loss or damages resulting from all claims or losses discovered during the “Policy Period”.

Costs of defense shall be part of and not in addition to the Limit of Liability in Item 2. of the Declarations, and such costs of defense shall reduce the Limit of Liability stated in Item 2. of the Declarations.

V.	DEPLETION OF UNDERLYING LIMIT(S)

In the event of the depletion of the limit(s) of liability of the “Underlying Insurance” solely as a result of actual payment of loss thereunder by the applicable insurers, this Policy shall, subject to the “Insurer’s” Limit of Liability and to the other terms of this Policy, continue to apply to loss as excess insurance over the amount of insurance remaining under such “Underlying Insurance”. In the event of the exhaustion of all of the limit(s) of liability of such “Underlying Insurance” solely as a result of payment of loss thereunder, the remaining limits available under this Policy shall, subject to the “Insurer’s” Limit of Liability and to the other provisions of this Policy, continue for subsequent loss as primary insurance, and any retention specified in the “Primary Policy” shall be imposed under this Policy as to each claim made; otherwise no retention shall be imposed under this Policy.

This Policy only provides coverage excess of the “Underlying Insurance”. This policy does not provide coverage for any loss not covered by the “Underlying Insurance” except and to the extent that such loss is not paid under the “Underlying Insurance” solely by reason of the reduction or exhaustion of the available “Underlying Insurance” through payments of loss thereunder. In the event the insurer of one ore more of the “Underlying Insurance” polices fails to pay loss in connection with any claim covered under the “Underlying Insurance” as a result of the insolvency, bankruptcy, or liquidation or said insurer, then the “Insured(s)” hereunder shall be deemed to have retained any loss for the amount of the limit of liability of said insurer which is not paid as a result of such insolvency, bankruptcy or liquidation.

If any “Underlying Insurance” bears an effective date which is prior to the effective date of this Policy and if any such insurance becomes exhausted or impaired by payment of loss with respect to any claim which shall be deemed to be made prior to the effective date of this Policy, then with respect to any claim made after the effective date of this Policy, the “Insured(s)” hereunder shall be deemed to have retained any loss for the amount of any such “Underlying Insurance” which is exhausted or impaired by payment of loss with respect to such claim made prior to the effective date of this Policy.

VI.	CLAIM PARTICIPATION

The “Insured(s)” shall not admit liability, consent to any judgment, or agree to any settlement which is reasonably likely to involve the Limit of Liability of this Policy without the “Insurer’s” consent, such consent not to be unreasonably withheld.

The “Insurer” may, at its sole discretion, elect to participate in the investigation, settlement or defense of any claim against any of the “Insured(s)” for matter covered by this Policy even if the “Underlying Insurance” has not been exhausted. If the “Insurer” elects to so participate, the “Insured” shall fully cooperate with the “Insurer”.

All provisions of the “Underlying Insurance” are considered as part of this Policy except that it shall be the duty of the “Insured(s)” and not the duty of the “Insurer” to defend any claims against any of the “Insured(s)”.

VII.	SUBROGATION - RECOVERIES

In that this Policy is excess insurance coverage over the “Underlying Insurance”, the “Insured(s)” and the “Insurer’s” right of recovery against any person or other entity may not be exclusively subrogated. Despite the foregoing, in the event of any payment under this Policy, the “Insurer” shall be subrogated to all the “Insured’s(s’)” rights of recovery against any person or organization, and the “Insured(s)” shall execute and deliver instruments and papers and do whatever else is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the ration of respective recoveries.

U-ES-10047-A CW (4/98)

VIII.	NOTICE

The “Insurer” shall be given notice in writing as soon as is practicable in the event of (a) the cancellation of any “Underlying Insurance” and (b) any additional or return premiums charged or allowed in connection with any “Underlying Insurance”. Notice regarding (a) and (b) above shall be given to: Zurich American Insurance Company, One Liberty Plaza, 30th Floor, New York, New York 10006, Attention: Diversified Financial Institutions Department.

The “Insurer” shall be given notice as soon as is practicable of any claim or any situation that could give rise to a claim under any “Underlying Insurance” when the “Insured” reasonably believes that such claim or situation is likely to result in loss or damages that exceed twenty-five percent (25%) of the sum of the “Underlying Limits” and any retention specified in the “Primary Policy”. Notice of any claim to the “Insurer” shall be given in writing to: Zurich American Insurance Company, P.O. Box 307010, Jamaica, New York 11430-7010, Attention: Diversified Financial Institutions Claims Department.

IX.	COMPANY AUTHORIZATION CLAUSE

By acceptance of this Policy, the “Named Entity” agrees to act on behalf of all of the “Insured(s)” with respect to the giving and receiving of notice of claim or cancellations, the payment of premiums and receiving of any returned premiums that may become due under this Policy, and the “Insured(s)” agree that the “Named Entity” shall in all cases be authorized to act on their behalf.

X.	ALTERATION

No change in or modification of this Policy shall be effective except when made by endorsement signed by an authorized employee of the “Insurer” or any of its agents relating to this Policy.

XI.	EXCLUSIONS

Notwithstanding any provisions of the “Underlying Insurance”, the “Insurer” shall not be liable to make payment for loss in connection with any claim based upon, arising out of, directly or indirectly resulting from, or in consequence of, or in any way involving:

1.	The actual, alleged or threatened discharge, release, escape, seepage, migration or disposal of “Pollutants” into or on real or personal property, water or the atmosphere, or

2.	Any direction or request that any “Insured(s)” test for, monitor, clean up, remove, contain, treat, detoxify or neutralize “Pollutants”, or any voluntary decision to do so.

XII.	CONDITIONS

No action shall be taken against the “Insurer” unless, as a condition precedent, there shall have been full compliance with all the provisions of this Policy, nor until the amount of the “Insured’s(s’)” obligation to pay shall have been finally determined either by final and nonappealable judgment against the “Insured’s(s’)” after trial, or by written agreement of the “Insured(s)”, the claimant and the “Insurer”.

XIII.	POLICY TERMINATION

This Policy shall terminate at the earliest of the following times:

1.	The effective date of termination specified in written prior notice by the “Named Entity” to the “Insurer”,

2.	Upon expiration of the “Policy Period” as set forth in Item 4. of the Declarations,

3.	Ten (10) days after receipt by the “Named Entity” of a written notice of termination from the “Insurer” for failure to pay a premium when due, or

4.	At such time as may be agreed upon by the “Insurer” and the “Named Entity”.

The “Insurer” shall refund the unearned premium computed at customary short rate if the Policy is terminated by the “Named Entity”. Under any other circumstances the refund shall be computed pro rata.

U-ES-10047-A CW (4/98)

Important Notice – In Witness Clause

In return for the payment of premium and subject to all the terms of the policy, the “Insurer” agrees with the “Insured(s)” to provide insurance as stated in this policy. This policy shall not be valid unless countersigned by the “Insurer’s” duly authorized Representative.

In Witness Whereof, the “Insurer” has executed and attested these presents and, where required by law, has caused this policy to be countersigned by its duly authorized Representative.

President	Corporate Secretary

QUESTIONS ABOUT YOUR INSURANCE? Your agent or broker is best equipped to provide information about your insurance. Should you require additional information or assistance in resolving a complaint, call or write to the following (please have your policy or claim number ready):

Zurich North America

Customer Inquiry Center

1400 American Lane

Schaumburg, Illinois 60196-1056

1-800-382-2150 (Business Hours: 8 a.m. - 4 p.m. [CT])

U-ES-204-A CW (12/03)

Schedule of Underlying Insurance

Named Insured: Massachusetts Financial Services Company	Effective Date of Endorsement: 11/01/2007

To be attached to and form a part of Policy Number: EOC 5871154 05	Endorsement Number: 1

This endorsement modifies insurance provided under the:

Financial Institutions Excess Insurance Policy

It is agreed that Item 3. “Underlying Insurance”, (B) Other Policy(ies) shall read as follows:

Item 3.	“Underlying Insurance”:

(C) Insurer:	Continental Insurance Company
Policy Number:	169931271
Limit of Liability:	$15,000,000 excess of $45,000,000

(D) Insurer:	Great American Insurance Companies
Policy Number:	FS 554-47-26-02
Limit of Liability:	$20,000,000 excess of $60,000,000

(E) Insurer:	The Fidelity & Deposit Company of MD
Policy Number:	FIB 0005919-04
Limit of Liability:	$10,000,000 excess of $80,000,000

(F) Insurer:	ICI Mutual Insurance Company
Policy Number:	87067107B
Limit of Liability:	$20,000,000 excess of $90,000,000

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Signed by:
	Authorized Representative	Date

U-ES-100-A CW (4/02)

Endorsement #:	EOC 5871154 05
Named Insured:	Massachusetts Financial Services Company
Policy Number:	2	INTERLINE
Effective Date:	11/01/2007	01 21 01 02

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NUCLEAR ENERGY LIABILITY EXCLUSION

ENDORSEMENT

(Broad Form)

This endorsement modifies insurance provided under the following:

Financial Institutions Excess Insurance Policy

1.	The insurance does not apply:

A.	To liability:

(1)	With respect to which an “insured” under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters, Nuclear Insurance Association of Canada or any of their successors, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(2)	Resulting from the “hazardous properties” of “nuclear material” and with respect to which (a) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (b) the “insured” is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

B.	Under any Medical Payments coverage, to expenses incurred with respect to liability resulting from the “hazardous properties” of “nuclear material” and arising out of the operation of a “nuclear facility” by any person or organization.

C.	To liability resulting from “hazardous properties” of “nuclear material”, if:

(1)	The “nuclear material” (a) is at any “nuclear facility” owned by, or operated by or on behalf of, an “insured” or (b) has been discharged or dispersed therefrom;

(2)	The “nuclear material” is contained in “spent fuel” or “waste” at any time possessed, handled, used, processed, stored, transported or disposed of, by or on behalf of an “insured”; or

(3)	The liability arises out of the furnishing by an “insured” of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any “nuclear facility”, but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (3) applies only to “property damage” to such “nuclear facility” and any property thereat.

2.	As used in this endorsement:

“Hazardous properties” includes radioactive, toxic or explosive properties.

“Nuclear material” means “source material”, “special nuclear material” or “by-product material”.

“Source material”, “special nuclear material”, and “by-product material” have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof.

“Spent fuel” means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a “nuclear reactor”.

“Waste” means any waste material (a) containing “by-product material” other than the tailings or wastes produced by the extraction or concentration of uranium or thorium from any ore processed primarily for its “source material” content, and (b) resulting from the operation by any person or organization of any “nuclear facility” included under the first two paragraphs of the definition of “nuclear facility”.

© ISO Properties, Inc., 2000	Page 1 of 2

“Nuclear facility” means:

(a)	Any “nuclear reactor”;

(b)	Any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing “spent fuel”, or (3) handling, processing or packaging “waste”;

(c)	Any equipment or device used for the processing, fabricating or alloying of “special nuclear material” if at any time the total amount of such material in the custody of the “insured” at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235;

(d)	Any structure, basin, excavation, premises or place prepared or used for the storage or disposal of “waste”;

and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations.

“Nuclear reactor” means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material.

“Property damage” includes all forms of radioactive contamination of property.

© ISO Properties, Inc., 2000	Page 2 of 2

February 25, 2008

Marsh USA Inc. 200 Clarendon Street Boston, MA 02116

Attn: Lakenya Johnson Tel. (617) 421-0388 Fax (617) 421-5622

Re: Massachusetts Financial Services Company

Policy Number: EOC 5871154 05

Zurich North America	Dear Lakenya,
Specialties

One Liberty Plaza, 30thFloor New York, New York 10006	Enclosed is the original and producer copy of the policy. Every effort has been made to assure the accuracy of this policy. If you find any mistakes or have any questions, please do not hesitate to give me a call.

Telephone 212 225-7000 Facsimile 212 225-7032 Internet http:/www. zurichna.com/managementliability	Thank you for considering Zurich North America to address your clients needs.

Sincerely,

Karen M. Picciano Unit Manager
Diversified Financial Institutions
Tel. No.: (212) 553-5505

encl.

cc: Underwriting file

EXCESS BOND	Home Offices P.O. Box 1227 Baltimore, MD 21203

Fidelity and Deposit Company of Maryland

Colonial American Casualty and Surety Company

(stock insurance companies, herein called Underwriter)

Bond No. FIB 0006362 02

DECLARATIONS

ITEM 1.	Name of Insured: Massachusetts Financial Services Company

Principal Address:	500 Boylston Street
No. Street
Boston MA 02116
City State

ITEM 2.	Bond Period: from 12:01 a.m. on 11-01-07 to 12:01 a.m. on 11-01-08.

                                                                       (Month, Day, Year)             (Month, Day, Year)

ITEM 3.	The Single Loss Limit of Liability of the Underwriter during the Bond Period shall be $5,000,000.

ITEM 4.	Schedule of Underlying Bonds:

a. Primary Bond Underwriter	Bond No.	Limit	Deductible
National Union	000584389	$45,000,000	$ 100,000
b. Other Bonds: Underwriter	Bond No.	Limit
CNA	169931271	$15,000,000
Great American	FS 554-47-26-02	$20,000,000
Fidelity and Deposit Co.	FIB0005919 04	$10,000,000
ICI Mutual	87067107B	$20,000,000
Zurich American	EOC 587115405	$10,000,000

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

ITEM 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) FIB 0006362 01 such termination or cancellation to be effective as of the time this bond becomes effective.

Countersigned by:
Authorized Representative

excbddec.sam Dec Page for an excess bond, following form

EXCESS BOND

In consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter, and to the Underlying Underwriter of the Underlying Bond, by the Insured in applying for this bond, and subject to the Declarations, terms, conditions, limitations and exclusions hereof, the Underwriter and the Insured agree:

1.	INSURING AGREEMENT

The Underwriter shall provide the Insured coverage, during the Bond Period set forth in Item 2. of the Declarations, excess of the Underlying Bond in Item 4. of the Declarations. Coverage hereunder shall apply only after all such Underlying Bond has been exhausted and shall then apply in conformance with the terms, conditions and limitations of the bond immediately underlying this bond, except as specifically set forth in the terms, conditions and limitations of this bond.

2.	DEFINITIONS

As used in this bond:

(a)	Insured means those organizations covered under the bond immediately underlying this bond.

(b)	Primary Bond means the bond scheduled in Item 4.a. of the Declarations.

(c)	Underlying Bond means all those bonds scheduled in Item 4. of the Declarations and any bonds replacing them.

3.	MAINTENANCE OF UNDERLYING BONDS

All of the Underlying Bonds scheduled in Item 4. of the Declarations shall be maintained during the Bond Period in full force and effect and affording coverage at least as broad as the Primary Bond, except for any reduction of the aggregate limit(s) of liability available under the Underlying Bond solely by reason of payment of loss thereunder. Failure to comply with the foregoing shall not invalidate this bond, but the Underwriter shall not be liable to a greater extent than if this condition had been complied with, providing that nothing in this provision shall be deemed to negate Section 11. of this bond.

In the event of any actual or alleged failure by the Insured to give notice or to exercise any extensions under any Underlying Bond, the Underwriter shall not be liable hereunder to a greater extent than it would have been in the absence of such actual or alleged failure.

4.	EXHAUSTION OF UNDERLYING LIMIT(S)

Upon the exhaustion of the limit(s) of liability of the Underlying Bond solely as the result of actual payment of loss thereunder by the applicable Underwriters, this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue to apply to losses as excess coverage over the amount of coverage remaining under such Underlying Bond. Upon the exhaustion of all the limit(s) of liability of such Underlying Bond solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

5.	AGGREGATE LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations is the limit of liability of the Underwriter and shall be the maximum aggregate limit of liability of the Underwriter for the Bond Period.

6.	CLAIM PARTICIPATION

The Underwriter may, at its sole discretion, elect to participate in the investigation, settlement or defense of any claim brought by or against any Insured under this bond, even if the Underlying Bond has not been exhausted.

EXCESSBD EXCESS BOND DROP DOWN, FOLLOW FORM

7.	SUBROGATION—RECOVERIES

In that this bond is excess coverage, the Insured’s and the Underwriter’s right of recovery against any person or entity may not be exclusively subrogated. Despite the foregoing, in the event of any payment under this bond, the Underwriter shall be subrogated to all the Insured’s rights of recovery against any person or organization, to the extent of such payment, and the Insured shall execute and deliver instruments and papers and do whatever else is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment by the Underwriter and the underwriters of any Underlying Bond to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the ratio of respective recoveries.

8.	NOTICE

As soon as practicable, the Insured shall give the Underwriter notice:

(a)	in the event of the cancelation of any Underlying Bond;

(b)	of any loss or any situation that could give rise to a loss under any Underlying Bond;

(c)	of any alteration of any provisions of any Underlying Bond;

(d)	of any additional or return premiums charged or allowed in connection with any Underlying Bond.

9.	ALTERATION

No change in or modification of this bond shall be effective except when made by rider signed by an authorized representative of the Underwriter or any of its agents relating to this bond.

10.	BOND TERMINATION OR CANCELATION

This bond may be canceled by the Insured at any time by written notice or by surrender of this bond to the Underwriter. This bond may also be canceled by or on behalf of the Underwriter by delivery to the Insured or by mailing to the Insured, by registered, certified or other first class mail, at the address shown in Item 1. of the Declarations, written notice stating when, not less than sixty (60) days thereafter, the cancelation shall become effective.

The mailing of such notice as aforesaid shall be sufficient proof of notice and this bond shall terminate at the date and hour specified in such notice.

If the period of limitation relating to the giving of notice is prohibited or made void by any law controlling the construction thereof, such period shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

The Underwriter shall refund the unearned premium computed at customary short rates if the bond is terminated in its entirety by the Insured. Under any other circumstances, the refund shall be computed pro rata.

11.	TERMINATION OF UNDERLYING BOND

This bond shall terminate immediately upon the termination of any Underlying Bond scheduled in Item 4. of the Declarations, whether by the Insured or the applicable Underlying Underwriters. Notice of cancelation or nonrenewal of any one of the aforementioned bonds duly given by any aforementioned Underlying Underwriter, shall serve as notice of the cancelation or nonrenewal of this bond by the Underwriter.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its President and by its Secretary at Schaumburg, Illinois, and to be countersigned on the Declarations by a duly authorized representative.

Attest	By

Secretary	President

EXCESSBD EXCESS BOND DROP DOWN, FOLLOW FORM

THE HARTFORD UNIVERSAL EXCESSTM POLICY	FI 0246511 POLICY NUMBER

TWIN CITY FIRE INSURANCE CO., a stock insurance company, herein called the Insurer • Agency Code, Name & Address: 10-252719 MARSH USA INC. 1166 AVENUE OF THE AMERICAS NEW YORK NY 10036

NOTICE:	THIS IS A CLAIMS MADE POLICY. EXCEPT AS MAY BE OTHERWISE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY IS LIMITED TO LIABILITY FOR ACTS COVERED BY UNDERLYING INSURANCE (ITEM D.) FOR WHICH CLAIMS ARE FIRST MADE AGAINST THE INSURED(S) WHILE THE POLICY IS IN FORCE. THIS POLICY DOES NOT PROVIDE FOR THE UNDERWRITERS TO DEFEND THE INSURED, AND ANY DEFENSE COSTS AND OTHER CLAIM EXPENSE COVERED UNDER THE POLICY IS PART OF AND NOT IN ADDITION TO THE LIMIT OF LIABILITY. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

ITEM A. Name of Insured: (hereinafter called the “Insured”)	Address of Insured:
MFS Investment Management	500 Boylston Street
Boston MA 02116

ITEM B. Policy Period: From 12:01 a.m. on 11/01/2007	To 12:01 a.m. on 11/01/2008
(Standard Time at the address stated in Item A)

ITEM C.	LIMIT OF LIABILITY: $See End’t UE00H075 Aggregate each Policy Period, Including claim expense.

ITEM D.	SCHEDULE OF UNDERLYING INSURANCE:

(1)	Primary Policy: See End’t UE00H075

Company:

Policy Number:

Limit of Liability: $

(2)	Underlying Excess Policy(ies):

ITEM E.	ENDORSEMENTS EFFECTIVE AT INCEPTION: UE00H002; RN00N026; UE00H075; UE00H077; HG00H079; HG00H078

ITEM F.	TERMINATION OF PRIOR POLICY(IES): See End’t UE00H075

ITEM G.	DISCOVERY CLAUSE: See End’t UE00H075

(1)	Additional Premium:

(2)	Additional Period:

ITEM H.	POLICY PERIOD PREMIUM: $7,899

2/26/2008
Kenneth McNally, Authorized Representative	Date

UE 00 H001 00 1004	© 2003, The Hartford	Page 1 of 1

The Hartford

UNIVERSAL EXCESSTM POLICY

I.	INSURING AGREEMENT

The Insurer designated in the Declarations (a Stock Insurance Company herein called the “Underwriters”), in consideration of the payment of the premium and in reliance upon any application, materials or information made available by or on behalf of the Insured(s) to the Underwriters during the application or proposal process, and subject to all of the terms, conditions and exclusions of this policy, agrees with the Insured(s) as follows:

The Underwriters shall provide the Insured(s) with insurance during the Policy Period which is in excess of the total limits of liability and any retention/deductible under all Underlying Insurance, as set forth in Item D of the Declarations, whether collectible or not.

II.	LIMIT OF LIABILITY

A.	It is expressly agreed that liability for any loss shall attach to the Underwriters only after the Primary and Underlying Excess insurers shall have paid the full amount of their respective liability (hereinafter referred to as the “Underlying Insurance”) or the Insured(s) shall have paid the full amount of such liability due to the financial insolvency of an insurer of the Underlying Insurance. The Underwriters shall then be liable to pay only such additional amounts up to the Limit of Liability set forth in Item C of the Declarations, which shall be the maximum liability of the Underwriters in each Policy Period.

B.	In the event of the reduction or exhaustion of the aggregate limits of liability under the Primary and Underlying Excess Policy(ies) by reason of losses paid thereunder for claims first made while this policy is in force, this policy shall:

(1)	in the event of such reduction, continue in force excess of the reduced Primary and Underlying Insurance; or

(2)	in the event of exhaustion, continue in force as primary insurance, subject to the Underwriters’ Limit of Liability and to the other terms, conditions and exclusions of this policy,

provided always that in the latter event this policy shall only pay excess of the retention/deductible applicable to such primary insurance as set forth in the Primary Policy, which shall be applied to any subsequent loss in the same manner specified in such primary insurance. Notice of exhaustion of Underlying Insurance shall be given the Underwriters upon such exhaustion. Nothing herein shall be construed to provide for any duty on the part of the Underwriters to defend any Insured or to pay defense or any claim expenses in addition to the Limit of Liability set forth in Item C of the Declarations.

C.	If the Primary Policy contains a specific grant of coverage that is subject to a sub-limit of liability, then coverage under this policy shall not apply to any claim which is subject to such sub-limit of liability. However, any such claim shall be recognized under this policy solely for purposes of reducing or exhausting, to any extent, the Underlying Insurance.

III.	PRIMARY AND UNDERLYING INSURANCE

A.	This policy is subject to the same warranties, terms, conditions, definitions, exclusions and endorsements (except as regards the premium, the amount and limits of liability, and duty to defend, and except as otherwise provided herein) as are contained in or as may be added to the Primary Policy, together with all the warranties, terms, conditions, exclusions and limitations contained in or added by endorsement to any Underlying Excess Policy(ies). In no event shall this policy grant broader coverage than is provided by the most restrictive Primary or Underlying Excess Policy(ies).

B.	It is a condition precedent to this policy that the policy(ies) of the Primary and Underlying Excess Insurers shall be maintained in full effect while this policy is in force except for any reduction of the aggregate limits contained therein (as provided for in Section II., B. above).

C.	Failure of the Insured to comply with the foregoing shall not invalidate this policy, but in the event of such failure, the Underwriters shall be liable only to the extent that it would have been liable had the Insured complied therewith. To the extent that any Underlying Insurance is not maintained in full effect while this policy is in force, the Insured(s) shall be deemed to be self-insured for the amount of the limit of liability of the Underlying Insurance which is not maintained as set forth above.

UE 00 H002 00 1004	© 2004, The Hartford	Page 1

IV.	COSTS, CHARGES, EXPENSES AND COOPERATION

A.	No costs, charges or expenses for investigation or defense of claims shall be incurred, or settlements made, without the Underwriters’ written consent, such consent not to be unreasonably withheld; however, in the event of such consent being given, the Underwriters will pay, subject to the provisions of Section II., such costs, settlements, charges or expenses.

B.	The Underwriters may, at their sole option, elect to participate in the investigation, settlement or defense of any claim even if the Underlying Insurance has not been exhausted. The Insured(s) shall, as a condition precedent to their rights under this policy, give to the Underwriters all information and cooperation as the Underwriters may reasonably require and shall do nothing that may prejudice the Underwriters’ position or its potential or actual rights of recovery.

V.	GENERAL CONDITIONS

A.	Definitions

1.	Insured(s) means those individuals and/or entities insured under the Underlying Insurance.

2.	Primary Policy means the policy scheduled in Item D(1) of the Declarations.

3.	Underlying Excess Policy(ies) means the policy(ies) scheduled in Item D(2) of the Declarations.

4.	Underlying Insurance means all those policies scheduled in Item D of the Declarations.

5.	Policy Period means the period set forth in Item B of the Declarations, subject to prior cancellation pursuant to Section V. C.

B.	Discovery Clause

If the Insured(s) elect and are granted a discovery period or extended reporting period under the Underlying Insurance, then the Insured(s) shall have the same ability to elect a discovery period or extended reporting period under this policy by: (i) satisfying the conditions as set forth in the Underlying Insurance; and (ii) paying the additional premium set forth in Item G(1) of the Declarations. If elected, the discovery period or extended reporting period shall be for the period of time set forth in Item G(2) of the Declarations.

C.	Cancellation Clause

The Underwriter may cancel this policy for non-payment of premium by sending not less than ten (10) days notice to the Insured(s) at their last known address. The Underwriter may not otherwise cancel this policy. This policy may be cancelled by the Insured(s) in accordance with the conditions of the Underlying Insurance. If the policy shall be cancelled by the Insured(s), the Underwriters shall retain the customary short rate proportion of the premium hereon.

D.	Termination of Prior Policy(ies)

The taking effect of this policy shall terminate, if not already terminated, the policy(ies) specified in Item F of the Declarations.

E.	Notice

The Underwriters shall be given notice in writing as soon as practicable: (a) in the event of the cancellation or non-renewal of any Underlying Insurance; and (b) of any additional or return premiums charged or paid in connection with any Underlying Insurance.

Any changes in coverage in the Underlying Insurance or any changes in the Insured(s) that would require notice under the Underlying Insurance shall be reported to the Underwriters as soon as practicable and the Insured(s) shall, upon request, furnish the Underwriters with copies of such changes. The Underwriters shall not be subject to such changes without the Underwriter’s consent, such consent not to be unreasonably withheld.

In the event any claim is made against any Insured, written notice shall be given to the Underwriters in the same manner as given to the Primary Policy at 2 Park Ave, 5th Floor, New York, NY 10016, ATTN: Hartford Financial Products Claims Division [Fax # (917) 464-5972], and otherwise pursuant to all appropriate notice provisions contained in the Underlying Insurance.

UE 00 H002 00 1004	© 2004, The Hartford	Page 2

ENDORSEMENT NO: 1

This endorsement, effective 12:01 am, November 1, 2007                                         forms part

of policy number FI 0246511

issued to: MFS Investment Management

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS FIDELITY AMEND DECLARATIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

It is agreed that the DECLARATIONS is amended as follows:

NOTICE is deleted and replaced with the following:

NOTICE:	THE COMPANY AGREES WITH THE INSURED NAMED BELOW THAT THE COVERAGE AFFORDED BY THIS POLICY SHALL FOLLOW ALL OF THE TERMS AND CONDITIONS OF THE PRIMARY COVERAGE LISTED IN THE SCHEDULE OF UNDERLYING INSURANCE SET FORTH IN ITEM D. BELOW SUBJECT, HOWEVER, TO THE SPECIAL CONDITIONS APPLICABLE TO THIS POLICY AND ANY ENDORSEMENTS ATTACHED HERETO.

ITEM C.	LIMIT OF LIABILITY is deleted and replaced with the following:

ITEM C.	LIMIT OF LIABILITY:

Insuring Agreement	Description	Limit of Liability
A)	Fidelity	$5,000,000 Excess of $125,000,000
B)	Audit Expense	NOT COVERED
C)	On Premises	$5,000,000 Excess of $125,000,000
D)	In Transit	$5,000,000 Excess of $125,000,000
E)	Forgery or Alteration	$5,000,000 Excess of $125,000,000
F)	Securities	$5,000,000 Excess of $125,000,000
G)	Counterfeit Currency	$5,000,000 Excess of $125,000,000
H)	Stop Payment	NOT COVERED
I)	Uncollectible Items of Deposit	NOT COVERED
J)	Computer Systems	$5,000,000 Excess of $125,000,000
K)	Unauthorized Signatures	$5,000,000 Excess of $125,000,000

The Company’s Limit of Liability for each Coverage for which an amount is inserted above shall be in excess of all Underlying Insurance shown in the Schedule of Underlying Insurance below plus any Deductible Amount shown as applicable to the Primary Coverage.

UE 00 H075 00 1205	© 2005, The Hartford	Page 1 of 4

ITEM D.	SCHEDULE OF UNDERLYING INSURANCE is deleted and replaced with the following:

ITEM D.	SCHEDULE OF UNDERLYING INSURANCE

Primary Coverage	Carrier: National Union Fire Insurance Company of Pittsburgh, Pa.; Co-Surety with Federal Insurance Company $20MM P/O $45MM
Policy No.: 058-43-89

Insuring Agreement	Description	Limit of Liability	Deductible
A)	Fidelity	$45,000,000	$100,000
B)	Audit Expense	$200,000	$20,000
C)	On Premises	$45,000,000	$100,000
D)	In Transit	$45,000,000	$100,000
E)	Forgery or Alteration	$45,000,000	$100,000
F)	Securities	$45,000,000	$100,000
G)	Counterfeit Currency	$45,000,000	$100,000
H)	Stop Payment	$250,000	$25,000
I)	Uncollectible Items of Deposit	$250,000	$25,000
J)	Computer Systems	$45,000,000	$100,000
K)	Unauthorized Signatures	$45,000,000	$100,000

Other Underlying Coverage  ☐    None                    ☒  See Schedule Below

Excess Layer	Carrier: Continental Insurance Company Policy No.: 169931271

Coverage	Description	Limit of Liability
A)	Fidelity	$15,000,000 Excess of $45,000,000
B)	Audit Expense	NOT COVERED
C)	On Premises	$15,000,000 Excess of $45,000,000
D)	In Transit	$15,000,000 Excess of $45,000,000
E)	Forgery or Alteration	$15,000,000 Excess of $45,000,000
F)	Securities	$15,000,000 Excess of $45,000,000
G)	Counterfeit Currency	$15,000,000 Excess of $45,000,000
H)	Stop Payment	NOT COVERED
I)	Uncollectible Items of Deposit	NOT COVERED
J)	Computer Systems	$15,000,000 Excess of $45,000,000
K)	Unauthorized Signatures	$15,000,000 Excess of $45,000,000

Excess Layer	Carrier: Great American Insurance Company
Policy No.: FS 554-47-26-02

UE 00 H075 00 1205	© 2005, The Hartford	Page 2 of 4

Coverage	Description	Limit of Liability

A)	Fidelity	$20,000,000 Excess of $60,000,000
B)	Audit Expense	NOT COVERED
C)	On Premises	$20,000,000 Excess of $60,000,000
D)	In Transit	$20,000,000 Excess of $60,000,000
E)	Forgery or Alteration	$20,000,000 Excess of $60,000,000
F)	Securities	$20,000,000 Excess of $60,000,000
G)	Counterfeit Currency	$20,000,000 Excess of $60,000,000
H)	Stop Payment	NOT COVERED
I)	Uncollectible Items of Deposit	NOT COVERED
J)	Computer Systems	$20,000,000 Excess of $60,000,000
K)	Unauthorized Signatures	$20,000,000 Excess of $60,000,000

Excess Layer	Carrier: Fidelity and Deposit Company of Maryland
Policy No.: FIB 0005919-04

Coverage	Description	Limit of Liability

A)	Fidelity	$10,000,000 Excess of $80,000,000
B)	Audit Expense	NOT COVERED
C)	On Premises	$10,000,000 Excess of $80,000,000
D)	In Transit	$10,000,000 Excess of $80,000,000
E)	Forgery or Alteration	$10,000,000 Excess of $80,000,000
F)	Securities	$10,000,000 Excess of $80,000,000
G)	Counterfeit Currency	$10,000,000 Excess of $80,000,000
H)	Stop Payment	NOT COVERED
I)	Uncollectible Items of Deposit	NOT COVERED
J)	Computer Systems	$10,000,000 Excess of $80,000,000
K)	Unauthorized Signatures	$10,000,000 Excess of $80,000,000

Excess Layer	Carrier: ICI Mutual Insurance Company
Policy No.: 87067107B

Coverage	Description	Limit of Liability

A)	Fidelity	$20,000,000 Excess of $90,000,000
B)	Audit Expense	NOT COVERED
C)	On Premises	$20,000,000 Excess of $90,000,000
D)	In Transit	$20,000,000 Excess of $90,000,000
E)	Forgery or Alteration	$20,000,000 Excess of $90,000,000
F)	Securities	$20,000,000 Excess of $90,000,000
G)	Counterfeit Currency	$20,000,000 Excess of $90,000,000
H)	Stop Payment	NOT COVERED
I)	Uncollectible Items of Deposit	NOT COVERED
J)	Computer Systems	$20,000,000 Excess of $90,000,000
K)	Unauthorized Signatures	$20,000,000 Excess of $90,000,000

UE 00 H075 00 1205	© 2005, The Hartford	Page 3 of 4

Excess Layer	Carrier: Zurich American Insurance Company
Policy No.: EOC 5871154 05

Coverage	Description	Limit of Liability
A)	Fidelity	$10,000,000 Excess of $110,000,000
B)	Audit Expense	NOT COVERED
C)	On Premises	$10,000,000 Excess of $110,000,000
D)	In Transit	$10,000,000 Excess of $110,000,000
E)	Forgery or Alteration	$10,000,000 Excess of $110,000,000
F)	Securities	$10,000,000 Excess of $110,000,000
G)	Counterfeit Currency	$10,000,000 Excess of $110,000,000
H)	Stop Payment	NOT COVERED
I)	Uncollectible Items of Deposit	NOT COVERED
J)	Computer Systems	$10,000,000 Excess of $110,000,000
K)	Unauthorized Signatures	$10,000,000 Excess of $110,000,000

Excess Layer	Carrier: Fidelity and Deposit Company of Maryland
Policy No.: FIB 0006362 02

Coverage	Description	Limit of Liability
A)	Fidelity	$5,000,000 Excess of $120,000,000
B)	Audit Expense	NOT COVERED
C)	On Premises	$5,000,000 Excess of $120,000,000
D)	In Transit	$5,000,000 Excess of $120,000,000
E)	Forgery or Alteration	$5,000,000 Excess of $120,000,000
F)	Securities	$5,000,000 Excess of $120,000,000
G)	Counterfeit Currency	$5,000,000 Excess of $120,000,000
H)	Stop Payment	NOT COVERED
I)	Uncollectible Items of Deposit	NOT COVERED
J)	Computer Systems	$5,000,000 Excess of $120,000,000
K)	Unauthorized Signatures	$5,000,000 Excess of $120,000,000

ITEM F.	TERMINATION OF PRIOR POLICY(IES):

The Insured by the acceptance of the Policy gives notice to the Company terminating or canceling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this Policy becomes effective.

ITEM G.	DISCOVERY CLAUSE is deleted in its entirety.

All other terms and conditions remain unchanged.

David Zwiener, President	2/26/2008 Date

UE 00 H075 00 1205	© 2005, The Hartford	Page 4 of 4

ENDORSEMENT NO: 2

This endorsement, effective 12:01 am, 11/01/2007                                                           forms part

of policy number FI 0246511

issued to: MFS Investment Management

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS FIDELITY ENDORSEMENT WHEN PRIMARY POLICY IS PER LOSS POLICY

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

It is agreed that II. LIMIT OF LIABILITY is deleted in its entirety and replaced with the following:

A.	It is expressly agreed that liability for any loss shall attach to the Underwriters only after the Primary and Underlying Excess insurers shall have paid the full amount of their respective liability (hereinafter referred to as the “Underlying Insurance”) or the Insured(s) shall have paid the full amount of such liability due to the financial insolvency of an insurer of the Underlying Insurance. The Underwriters shall then be liable to pay only such additional amounts up to the Limit of Liability set forth in Item C of the Declarations, which shall be the maximum liability of the Underwriters in each Policy Period.

B.	If the Primary Policy contains a specific grant of coverage that is subject to a sub-limit of liability, then coverage under this policy shall not apply to any claim which is subject to such sub-limit of liability. Excess coverage shall only apply to those Insuring Clauses noted on the Declarations.

It is agreed that III. PRIMARY AND UNDERLYING INSURANCE B. & C. are deleted and replaced with the following:

B.	It is a condition precedent to this policy that the policy(ies) of the Primary and Underlying Excess Insurers shall be maintained in full effect while this policy is in force.

C.	Failure of the Insured to comply with the foregoing shall not invalidate this policy, but in the event of such failure, the Underwriters shall be liable only to the extent that it would have been liable had the Insured complied therewith. To the extent that any Underlying Insurance is not maintained in full effect while this policy is in force, the Insured(s) shall be deemed to be self-insured for the amount of the limit of liability of the Underlying Insurance which is not maintained as set forth above.

It is agreed that IV. COSTS, CHARGES, EXPENSES AND COOPERATION is deleted in its entirety:

It is agreed that V. GENERAL CONDITIONS B. is deleted.

It is agreed that V. GENERAL CONDITIONS C. is deleted and replaced with the following:

UE 00 H077 00 1205	© 2004, The Hartford	Page 1 of 2

C.	The Underwriter may cancel this policy for non-payment of premium by sending not less than ten (10) days notice to the Insured(s) at their last known address. In the event of cancellation, termination or non-renewal of the Primary Policy, this Policy shall be deemed to be canceled as of the effective date of cancellation, termination or non-renewal of such Primary Policy.

It is agreed that the last paragraph of V. GENERAL CONDITIONS E. is deleted and replaced with the following:

In the event any claim is made against any Insured, written notice shall be given to the Underwriters in the same manner as given to the Primary Policy at: Hartford Financial Products Bond Claims Division, T- 4, 690 Asylum Avenue, Hartford, CT 06115 [Fax # (860) 757-5835 or (860) 547-8265], and otherwise pursuant to all appropriate notice provisions contained in the Underlying Insurance.

All other terms and conditions remain unchanged.

David Zwiener, President

UE 00 H077 00 1205	© 2005, The Hartford	Page 2 of 2

ENDORSEMENT NO: 3

This endorsement, effective 12:01 am, 11/01/2007                                                          forms part

of policy number

issued to: MFS Investment Management

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ANTI-STACKING ENDORSEMENT

Wherever used in this endorsement: 1) “Insurer” means the insurance company which issued this policy, its parent, affiliates and subsidiaries; and (2) “Insured” means the Named of Insured, Name of Company, Name of Partnership, Parent Company, Name of Insured Plan or Trust, Name of Insured Entity, Named Entity, Named Real Estate Investment Trust(s), Name of Sponsor Company or Insured stated in ITEM A or ITEM 1 of the Declarations Page.

In consideration of the premium charged:

A.	If any claim made against any Insured gives rise to coverage both under this Policy and under any other policy or policies issued by the Insurer to any Insured or Insureds, the Insurer’s maximum aggregate limit of liability under all such policies for all loss, including defense costs, in respect of such claim, shall not exceed the largest single available limit of liability under any of such policies.

B.	In the event loss resulting from a claim is covered in part under this Policy and any other policy or policies issued by the Insurer to any Insured or Insureds, the applicable retention or deductible set forth in the Declarations of each such policy shall be applied separately to that part of the covered loss covered by each such policy, and the sum of the retentions or deductibles so applied shall constitute the retention or deductible applicable to all loss resulting from such claim; provided, however, that the total retention or deductible as finally determined shall in no event exceed the largest single retention or deductible set forth in the Declarations of any such Policy.

C.	Nothing in this endorsement is intended, nor shall it be construed, to obligate or require the Insurer to pay loss, including defense costs, under this Policy in respect of such claim in any amount exceeding the available Limit of Liability under this Policy.

All other terms and conditions remain unchanged.

David Zwiener, President

UE 00 H079 00 1004	© 2004, The Hartford	Page 1 of 1

ENDORSEMENT NO: 4

This endorsement, effective 12:01 am, 11/01/2007                                                          forms part of

policy number FI 0246511

issued to: MFS Investment Management

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ACCEPTANCE OF OTHER CARRIER’S APPLICATION

Wherever used in this endorsement: 1) “Insurer” means the insurance company which issued this policy, its parent, affiliates and subsidiaries and (2) “Insured” means the Named of Insured, Name of Company, Name of Partnership, Parent Company, Name of Insured Plan or Trust, Name of Insured Entity, Named Entity, Named Real Estate Investment Trust(s), Name of Sponsor Company or Insured stated in ITEM A or ITEM 1 of the Declarations Page.

In granting coverage under this Policy, the Insurer has relied upon the declarations and statements contained in the below referenced application(s) (including materials attached thereto) as being true, accurate and complete and responsive to the questions and requests for information contained in the Insurer’s application. It is further agreed that the Insureds warrant and represent to the Insurer that the declarations and statements made in such application: (i) were true, accurate and complete on the date of such original application; and (ii) are true, accurate and complete as of the later of Inception Date of this Policy or the date on which the coverage under this Policy was bound by the Insurer. All such declarations and statements shall be deemed to be material to the risk assumed by the Insurer, are the basis of this Policy and are to be considered as incorporated into this Policy. Insured acknowledges that Insurer is relying on the information contained in the below referenced application(s), and any material submitted to Insurer therewith, in any decision it makes to issue the Policy.

TYPE OF POLICY APPLICATION	CARRIER-APPLICATION/FORM#	DATE SIGNED

☐ Investment Co blanket bond application	National Union Fire Ins Co. 8/10/2007	8/10/2007

☐ ____________________________________________________________________________________________________

☐ ____________________________________________________________________________________________________

☐ ____________________________________________________________________________________________________

☐ ____________________________________________________________________________________________________

☐ ____________________________________________________________________________________________________

It is further agreed that if the above described declarations and statements are not true, accurate and complete, any claim arising from any matter not accurately or completely disclosed or disclosed at all shall be excluded from coverage.

All other terms and conditions remain unchanged.

David Zwiener, President

UE 00 H078 00 1004	© 2004, The Hartford	Page 1 of 1

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

TWIN CITY FIRE INSURANCE COMPANY

HOME OFFICE - INDIANAPOLIS, INDIANA

ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT

(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Brian S. Becker, Secretary	David Zwiener, President

RN 00 N026 00 0593

ILBP 83 01 05 89 RN

CERTIFICATE OF ASSISTANT SECRETARY

MFS Series Trust I

MFS Series Trust II

MFS Series Trust III

MFS Series Trust IV

MFS Trust Series V

MFS Trust Series VI

MFS Trust Series VII

MFS Trust Series VIII

MFS Trust Series IX

MFS Trust Series X

MFS Series Trust XI

MFS Series Trust XII

MFS Series Trust XIII

MFS Series Trust XIV

MFS Series Trust XV

MFS Municipal Series Trust

MFS Variable Insurance Trust

MFS Institutional Trust

Massachusetts Investors Trust

Massachusetts Investors Growth Stock Fund

MFS Growth Opportunities Fund

MFS California Insured Municipal Fund

MFS Charter Income Trust

MFS Government Markets Income Trust

MFS High Income Municipal Trust

MFS High Yield Municipal Trust

MFS InterMarket Income Trust I

MFS Intermediate High Income Fund

MFS Intermediate Income Trust

MFS Investment Grade Municipal Trust

MFS Municipal Income Trust

MFS Multimarket Income Trust

MFS Special Value Trust

The undersigned, being the Assistant Secretary of the above-mentioned Trusts, (collectively, the “Trusts”), hereby certifies that the following is a complete, true and correct copy of the vote adopted by the Trustees of the Trusts on October 23, 2007 and that such vote has not been altered, amended or rescinded and is in full force and effect as of the date hereof.

Upon motion duly made and seconded, it was by all of the Independent Trustees voting together and then all of the Trustees present

VOTED:	That it is the finding of the Trustees that the fidelity bonds written by National
Union (AIG), Federal Insurance Company (Chubb), Continental Insurance
Company (CNA), Great American, Fidelity and Deposit (F&D), ICI

Mutual Insurance Company (ICI), Zurich (Zurich), Fidelity and Deposit (F&D),
and the Hartford (Hartford) (collectively, the “Bond”) in the aggregate amount of
$130 million (the “Coverage Amount”), covering, among others, Trustees, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, are reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust, the nature of the Trust’s securities, the number of other parties named as insured parties under the Bond and the nature of the business activities of the other parties;

FURTHER VOTED:	That after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of business activities of those other parties, the amount of the Bond, the amount of the premium and the ratable allocation of the premium and service fee among all parties named as insureds, that the premium on the Bond and service fee be, and it hereby is, allocated among the insured parties in the proportion that their minimum required or assigned coverage bears to the Coverage Amount;

FURTHER VOTED:	That the officers of the Trust be, and each of them hereby is, authorized and directed to enter into an agreement, as required by paragraph (f) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment
Company Act of 1940, as amended, with the other named insureds under said
Bond providing that in the event any recovery is received under the Bond as a result of a loss sustained by the Trust and also by one or more of the other named insureds, the Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated by the Securities and Exchange
Commission under the Investment Company Act of 1940, as amended;

FURTHER VOTED:	That the Bond be, and it hereby is, approved;

FURTHER VOTED:	That the appropriate officers of the Trust be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder; and

FURTHER VOTED:	That the Secretary or any Assistant Secretary of the Trust shall file the Bond with the Securities and Exchange Commission and give notices required under paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange
Commission under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, I have hereunder set my hand this 25th day of February 2008.

SUSAN S. NEWTON
Susan S. Newton Assistant Secretary

Date: February 25, 2008

Commonwealth of Massachusetts	)
	)	ss.
County of Suffolk	)

On this 25th day of February 2008, before me, Martha J. Donovan, the undersigned Notary Public, personally appeared Susan S. Newton, who is personally known to me to be the person whose name is signed above, and acknowledged to me that she signed it voluntarily for its stated purpose as Assistant Secretary for the MFS Funds.

MARTHA J. DONOVAN
Martha J. Donovan Notary Public

My commission expires: October 16, 2009

CERTIFICATE OF ASSISTANT SECRETARY

MFS VARIABLE INSURANCE TRUST II (the “Trust”):

COMPASS ACCOUNTS (“Accounts”):

Capital Appreciation Variable Account

Global Governments Variable Account

Government Securities Variable Account

High Yield Variable Account

Money Market Variable Account

Total Return Variable Account

The undersigned, being the Assistant Secretary of the above-mentioned Trust and Accounts, (collectively, the “Funds”), hereby certifies that the following is a complete, true and correct copy of the vote adopted by the Trustees of the Trust and Accounts on October 23, 2007 and that such votes have not been altered, amended or rescinded and is in full force and effect as of the date hereof.

Upon motion duly made and seconded, it was by all of the Independent Trustees and Managers voting together and then by all of the Trustees and Managers present

VOTED:	That it is the finding of the Trustees and Managers that the fidelity bonds written by National Union (AIG), Federal Insurance Company (Chubb), Continental
Insurance Company (CNA), Great American, Fidelity and Deposit (F&D), ICI
Mutual Insurance Company (ICI), Zurich (Zurich), Fidelity and Deposit (F&D),
and the Hartford (Hartford) (collectively, the “Bond”) in the aggregate amount of
$130 million (the “Coverage Amount”), covering, among others, Trustees/
Managers, officers and employees of the Trust/Accounts, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange
Commission under Section 17(g) of the Investment Company Act of 1940, as
amended, are reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust and each
Account to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust and each Account, the nature of the Trust’s and each Account’s securities, the number of other parties named as insured parties under the Bond and the nature of the business activities of the other parties;

FURTHER VOTED:	That after having given due consideration to, among other things, the number of other parties insured under the
Bond, the nature of business activities of those other parties, the amount of the Bond, the amount of the premium and the ratable allocation of the premium and service fee among all parties named as insureds, that the premium on the Bond and service fee be, and it hereby is, allocated among the insured parties in the proportion that their minimum required or assigned coverage bears to the Coverage Amount;

FURTHER VOTED:	That the officers of the Trust and each Account be, and each of them hereby is, authorized and directed to enter into an agreement, as required by paragraph (f) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, with the other named insureds under said Bond providing that in the event any recovery is received under the Bond as a result of a loss sustained by the Trust and each Account and also by one or more of the other named insureds, the Trust and each Account shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended;

FURTHER VOTED:	That the Bond be, and it hereby is, approved;

FURTHER VOTED:	That the appropriate officers of the Trust and each Account be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder; and

FURTHER VOTED:	That the Secretary or any Assistant Secretary of the Trust and each Account shall file the Bond with the Securities and Exchange Commission and give notices required under paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, I have hereunder set my hand this 25th day of February 2008.

SUSAN S. NEWTON
Susan S. Newton
Assistant Secretary

Date: February 25, 2008

Commonwealth of Massachusetts	)
	)	ss.
County of Suffolk	)

On this 25th day of February 2008, before me, Martha J. Donovan, the undersigned Notary Public, personally appeared Susan S. Newton, who is personally known to me to be the person whose name is signed above, and acknowledged to me that she signed it voluntarily for its stated purpose as Assistant Secretary of the Trust and Accounts.

MARTHA J. DONOVAN

Martha J. Donovan

Notary Public

My commission expires: October 16, 2009

FIDELITY BOND CLAIM AGREEMENT

THIS MASTER FIDELITY BOND CLAIM AGREEMENT dated November 1, 1993, as amended and restated June 12, 2002, as amended and restated March 1, 2008, by and among (i) each of the funds listed from time to time in Exhibit A (collectively, the “Funds” or “Fund Parties”) and (ii) Massachusetts Financial Services Company (“MFS”), MFS Service Center, Inc. (“MFSC”), MFS Fund Distributors, Inc. (“MFD”), MFS Heritage Trust Company, MFS Institutional Advisors, Inc., and MFS International Ltd.,. (collectively, the “MFS Parties”).

WHEREAS, MFS or certain other MFS Parties act as investment adviser to all of the Funds and certain other clients, MFD acts as distributor for certain of the Funds and MFSC acts as the transfer and shareholder servicing agent for certain of the Funds; and from time to time hereafter each may act in the same capacities with respect to other clients including other investment companies;

WHEREAS, all the parties hereto are named insureds under broker’s blanket bonds issued by each of the insurance companies listed from time to time in Exhibit B, and/or such other insurance companies as from time to time may insure parties hereto as such bonds may be amended and/or restated from time to time (collectively the “Bonds”);

WHEREAS, the parties desire to establish (i) the criteria by which the premium for the Bonds shall be allocated among the parties, (ii) the basis on which additional investment companies for which MFS, or any subsidiary thereof, may hereafter act as investment adviser and/or for which MFD may act as distributor, and additional affiliates of MFS may from time to time be added as named insureds under the Bonds and (iii) the criteria by which losses in excess of the face amounts of the Bonds shall be allocated among the parties.

NOW THEREFORE, it is agreed as follows:

1. Each of the Funds shall pay a portion of each premium which shall be determined as of a specified date (the “Date”) which is the same date for all Fund Parties by calculating the proportion which the minimum amount of fidelity bond coverage required for such Fund (calculated in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended, (“Rule 17g-1”)) bears to the total amount of coverage provided for under the Bonds and applying said proportion to the total annual premium. The amount remaining after calculating the portions of the premium to be paid by the Funds shall be paid by MFS or such MFS Parties as MFS shall determine.

2. If one or more of the insurance companies listed in Exhibit B (or such other insurers as from time to time may insure the parties hereto) are willing without additional premium until the next renewal date to add, as an insured under any of the Bonds, (i) any investment company permitted to be included on the Bonds pursuant to Rule 17g-1 for which MFS (or any subsidiary thereof) may act as investment adviser and/or for which MFD may act as distributor, or (ii) any affiliate of MFS permitted to be included on the Bonds pursuant to Rule 17g-1, the parties hereto agree (a) that such addition may be made, (b) that such investment company shall become a party to this Agreement and be included within the terms “Funds” and “Fund Parties” and (c) that such affiliate shall become a party to this Agreement and be included within the term “MFS Parties.”

3. In the event that the claims of loss of two or more insureds under the Bonds are so related that the insurer is entitled to assert that the claims must be aggregated with the result that the claims exceed the face amount of the Bonds but the total amount payable on such claims is limited to the face amount of the Bonds, the following rules for determining, as among such insureds, the priority of satisfaction of the claims under the Bonds shall apply:

A. All claims of Funds which have been duly proved and established under the Bonds shall be satisfied in full before satisfaction of any claims of MFS or other MFS Parties, if any.

B. If the claims of Funds which have been duly proved and established under the Bonds exceed the face amount of the Bonds, the insurance proceeds shall be applied to those claims in the following manner:

(i)	first, the insurance proceeds shall be applied to the claim of each Fund up to its respective minimum fidelity bond requirement as determined pursuant to paragraph one above with respect to the Funds; and

(ii)	the remaining amount of insurance proceeds then shall be applied to the unsatisfied claims of the Funds in proportion to their respective minimum fidelity bond requirements as determined pursuant to paragraph one above with respect to the Funds.

C. If after giving effect to Paragraph A there remains a portion of the insurance under the Bonds available for the satisfaction of claims of MFS or other MFS Parties, if any, which have been duly proved and established under the Bonds, such remainder shall be applied as MFS shall determine.

4. This Agreement hereby supercedes all prior or contemporaneous agreements among the parties hereto (or any two or more of them) (which other agreements may include other parties) relating to the subject matter hereof.

5. The Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

6. Exhibit A hereto may be amended from time to time to reflect the changes in the funds insured under the Bonds.

7. Exhibit B hereto may be amended from time to time to reflect the changes in the insurance companies issuing the Bonds.

8. A copy of the Declaration of Trust of each Fund is on file with the Secretary of State of The Commonwealth of Massachusetts. Each party hereto acknowledges that the obligations of or arising out of this Agreement are not binding upon any of the Fund’s Trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Fund. If this Agreement is executed by the Fund on behalf of one or more series of the Fund, each party hereto further acknowledges that the assets and liabilities of each series are separate and distinct and that the obligations of or arising out of this Agreement concerning a series are binding solely upon the assets or property of such series and not upon the assets or property of any other series.

9. This Agreement may be amended or modified only with the prior written consent of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered in their names and on their behalf by the undersigned officers, thereunto duly authorized, all as of the first day of March 2008.

MASSACHUSETTS FINANCIAL SERVICES COMPANY MFS SERVICE CENTER, INC. MFS FUND DISTRIBUTORS, INC. MFS INSTITUTIONAL ADVISORS, INC. MFS INTERNATIONAL LTD.

By:	MARK N. POLEBAUM
Mark N. Polebaum
Secretary

MFS HERITAGE TRUST COMPANY

By:	CAROL W. GEREMIA
Carol W. Geremia
President

On Behalf of the Funds Listed From Time to Time
On Exhibit A Hereto:

By:	SUSAN S. NEWTON
Susan S. Newton
Assistant Secretary or Assistant Clerk

FIDELITY BOND CLAIM AGREEMENT

EXHIBIT A

As of September 25, 2007

MFS SERIES TRUST I
MFS Cash Reserve Fund
MFS Core Equity Fund
MFS New Discovery Fund
MFS Research International Fund
MFS Technology Fund
MFS Value Fund

MFS SERIES TRUST II
MFS Emerging Growth Fund

MFS SERIES TRUST III
MFS High Income Fund
MFS High Yield Opportunities Fund
MFS Municipal High Income Fund

MFS SERIES TRUST IV
MFS Government Money Market Fund
MFS Mid Cap Growth Fund
MFS Money Market Fund

MFS SERIES TRUST V
MFS Research Fund
MFS Total Return Fund
MFS International New Discovery Fund

MFS SERIES TRUST VI
MFS Global Equity Fund
MFS Global Total Return Fund
MFS Utilities Fund

MFS SERIES TRUST VII

MFS SERIES TRUST VIII
MFS Global Growth Fund
MFS Strategic Income Fund

MFS SERIES TRUST IX
MFS Bond Fund
MFS Inflation-Adjusted Bond Fund
MFS Limited Maturity Fund
MFS Municipal Limited Maturity Fund
MFS Research Bond Fund
MFS Research Bond Fund J

MFS SERIES TRUST X
MFS Aggressive Growth Allocation Fund
MFS Conservative Allocation Fund

MFS Emerging Markets Debt Fund
MFS Emerging Markets Equity Fund
MFS Floating Rate High Income Fund
MFS Growth Allocation Fund
MFS International Diversification Fund
MFS International Growth Fund
MFS International Value Trust
MFS Moderate Allocation Fund
MFS New Endeavor Fund
MFS Strategic Value Fund

MFS SERIES TRUST XI
MFS Mid Cap Value Fund
MFS Union Standard Equity Fund

MFS SERIES TRUST XII
MFS Lifetime Retirement Income Fund
MFS Lifetime 2010 Fund
MFS Lifetime 2020 Fund
MFS Lifetime 2030 Fund
MFS Lifetime 2040 Fund
MFS Sector Rotational Fund

MFS SERIES TRUST XIII
MFS Diversified Income Fund
MFS Government Securities Fund

MFS SERIES TRUST XIV
MFS Institutional Money Market Portfolio

MFS SERIES TRUST XV
MFS Diversified Target Return Fund

STAND-ALONE FUNDS
MFS Growth Opportunities Fund
Massachusetts Investors Growth Stock Fund
Massachusetts Investors Trust

CLOSED-END FUNDS
MFS California Insured Municipal Fund
MFS Charter Income Trust
MFS Government Markets Income Trust
MFS High Income Municipal Trust
MFS High Yield Municipal Trust
MFS InterMarket Income Trust I
MFS Intermediate High Income Fund
MFS Intermediate Income Trust
MFS Investment Grade Municipal Trust
MFS Multimarket Income Trust
MFS Municipal Income Trust
MFS Special Value Trust

MFS MUNICIPAL SERIES TRUST
MFS Alabama Municipal Bond Fund
MFS Arkansas Municipal Bond Fund
MFS California Municipal Bond Fund
MFS Florida Municipal Bond Fund
MFS Georgia Municipal Bond Fund
MFS Maryland Municipal Bond Fund
MFS Massachusetts Municipal Bond Fund
MFS Mississippi Municipal Bond Fund
MFS New York Municipal Bond Fund
MFS North Carolina Municipal Bond Fund
MFS Pennsylvania Municipal Bond Fund
MFS South Carolina Municipal Bond Fund
MFS Tennessee Municipal Bond Fund
MFS Virginia Municipal Bond Fund
MFS West Virginia Municipal Bond Fund
MFS Municipal Income Fund

MFS INSTITUTIONAL TRUST
MFS Institutional International Equity Fund
MFS Institutional Large Cap Value Fund

MFS VARIABLE INSURANCE TRUST
MFS Core Equity Series
MFS Emerging Growth Series
MFS Global Equity Series
MFS High Income Series
MFS Investors Growth Stock Series
MFS Investors Trust Series
MFS Mid Cap Growth Series
MFS Money Market Series
MFS New Discovery Series
MFS Research Bond Series
MFS Research International Series
MFS Research Series
MFS Strategic Income Series
MFS Total Return Series
MFS Utilities Series
MFS Value Series

COMPASS BOARD PRODUCTS
MFS Variable Insurance Trust II:
MFS Blended Research Core Equity Portfolio
MFS Blended Research Growth Portfolio
MFS Blended Research Value Portfolio
MFS Bond Portfolio
MFS Capital Appreciation Portfolio
MFS Core Equity Portfolio
MFS Emerging Growth Portfolio
MFS Emerging Markets Equity Portfolio
MFS Global Governments Portfolio
MFS Global Growth Portfolio
MFS Global Total Return Portfolio
MFS Government Securities Portfolio
MFS High Yield Portfolios
MFS International Growth Portfolio
MFS International Value Portfolio
MFS Massachusetts Investors Growth Stock Portfolio
MFS Mid Cap Growth Portfolio
MFS Mid Cap Value Portfolio
MFS Money Market Portfolio
MFS New Discovery Portfolio
MFS Research International Portfolio
MFS Research Portfolio
MFS Strategic Income Portfolio
MFS Strategic Value Portfolio
MFS Technology Portfolio
MFS Total Return Portfolio
MFS Utilities Portfolio
MFS Value Portfolio

Compass Variable Accounts:
Capital Appreciation Variable Account
Government Securities Variable Account
Global Governments Variable Account
High Yield Variable Account
Money Market Variable Account
Total Return Variable Account

FIDELITY BOND CLAIM AGREEMENT

EXHIBIT B

As of October 23, 2008

National Union (AIG)

Federal Insurance Company (Chubb)

Continental Insurance Company (CNA)

Fidelity and Deposit (F&D) – provides two separate excess layers

ICI Mutual Insurance Company (ICI)

Zurich (Zurich)

The Hartford (Hartford)